Lakeland Financial Corporation

P.O. Box 1387   Warsaw, Indiana 46581   (574) 267-6144

March 7, 2011

Dear Shareholder:

On behalf of the board of directors and management of Lakeland Financial Corporation, we cordially invite you to attend the annual meeting of shareholders of Lakeland Financial Corporation to be held at 4:00 p.m. on April 12, 2011, at Elcona Country Club, located at 56784 County Road 21, Bristol, Indiana. The accompanying notice of annual meeting of shareholders and proxy statement discuss the business to be conducted at the meeting. We have also enclosed a copy of our 2010 summary annual report to shareholders and a copy of our annual report on Form 10-K for your review. At the meeting we will review our performance in 2010 and update you on our strategic plan as we move forward.

Our Nominating and Corporate Governance Committee has nominated five persons to serve as directors, each of whom is an incumbent director. Additionally, our Audit Committee has selected, and we recommend that you ratify the selection of, Crowe Horwath LLP to continue as our independent registered public accounting firm for the year ending December 31, 2011. We have also included a non-binding advisory proposal on the compensation of certain executive officers. We recommend you vote your shares for the director nominees, in favor of the ratification of our accountants and in favor of the compensation of our executive management. Finally, we have included a non-binding advisory proposal on the frequency with which shareholders will vote on the compensation of certain executive officers in the future. On this proposal, we recommend that you vote your shares in favor of conducting the vote annually.

We encourage you to attend the meeting in person. Please return the enclosed RSVP card if you plan to attend. **However, whether or not you plan to attend the meeting in person, please take the time to vote by completing and mailing the enclosed proxy card or by following the telephone or Internet voting procedures described on the proxy card.** This will assure that your shares are represented at the meeting.

We look forward with pleasure to seeing and visiting with you at the meeting.

Very truly yours,

/s/ Michael L. Kubacki
Michael L. Kubacki
Chairman of the Board and Chief Executive Officer

Lakeland Financial Corporation
P.O. Box 1387 Warsaw, Indiana 46581 (574) 267-6144

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD APRIL 12, 2011

To the shareholders:

The annual meeting of the shareholders of Lakeland Financial Corporation will be held on Tuesday, April 12, 2011, at 4:00 p.m. at Elcona Country Club, located at 56784 County Road 21, Bristol, Indiana, for the following purposes:

1. to elect five members of the board of directors;

2. to ratify the appointment of Crowe Horwath LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2011;

3. to approve a non-binding advisory proposal on the compensation of certain executive officers, or a "say-on-pay" proposal;

4. to consider the frequency with which shareholders will vote on future say-on-pay proposals; and

5. to transact such other business as may properly be brought before the meeting and any adjournments or postponements of the meeting.

Only shareholders of record on our books at the close of business on February 23, 2011, the record date for the annual meeting, will be entitled to vote at the annual meeting. In the event there are an insufficient number of votes for a quorum or to approve or ratify any of the foregoing proposals at the time of the annual meeting, the meeting may be adjourned or postponed in order to permit us to further solicit proxies.

By order of the board of directors

/s/Kristin L. Pruitt
Kristin L. Pruitt
Secretary

Warsaw, Indiana
March 7, 2011

WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING IN PERSON, PLEASE TAKE THE TIME TO VOTE BY COMPLETING AND MAILING THE ENCLOSED PROXY CARD OR BY FOLLOWING THE TELEPHONE OR INTERNET VOTING PROCEDURES DESCRIBED ON THE PROXY CARD. WE HOPE THAT YOU WILL BE ABLE TO ATTEND THE MEETING, AND IF YOU DO YOU MAY VOTE YOUR STOCK IN PERSON IF YOU WISH. YOU MAY REVOKE THE PROXY CARD AT ANY TIME PRIOR TO ITS EXERCISE.

LAKELAND FINANCIAL CORPORATION

PROXY STATEMENT

ANNUAL MEETING OF SHAREHOLDERS
April 12, 2011

Lakeland Financial Corporation, an Indiana corporation, with its principal executive offices located in Warsaw, Indiana, is the holding company for Lake City Bank. We also own all of the common securities of Lakeland Statutory Trust II, a Connecticut business trust created for the issuance of trust preferred securities. Lake City Bank owns all of the common stock of LCB Investments II, Inc. (a subsidiary formed in 2006), formed to manage a portion of the Bank's securities portfolio. LCB Investments II, Inc. owns all of the common stock of LCB Funding, Inc. (a subsidiary formed in 2006), a real estate investment trust.

This proxy statement is being furnished to shareholders in connection with the solicitation by our board of directors of proxies to be used at the annual meeting to be held at Elcona Country Club, located at 56784 County Road 21, Bristol, Indiana on Tuesday, April 12, 2011 at 4:00 p.m., or at any adjournments or postponements of the meeting. Our summary annual report to shareholders, including the consolidated financial statements for the fiscal year ended December 31, 2010 and a copy of our Form 10-K that we filed with the Securities and Exchange Commission, accompanies this proxy statement, which is first being mailed to shareholders on or about March 7, 2011. This proxy statement is also available on the Internet at www.lakecitybank.com.

The following is information regarding the meeting and the voting process, presented in a question and answer format.

Why am I receiving this proxy statement and proxy card?

You are receiving a proxy statement and proxy card from us because on February 23, 2011, the record date for the annual meeting, you owned shares of Lakeland Financial's common stock. This proxy statement describes the matters that will be presented for consideration by the shareholders at the annual meeting. It also gives you information concerning the matters to assist you in making an informed decision.

When you sign the enclosed proxy card or otherwise vote pursuant to the instructions set forth on the proxy card, you appoint the proxy holder as your representative at the meeting. The proxy holder will vote your shares as you have instructed in the proxy card, thereby ensuring that your shares will be voted whether or not you attend the meeting. Even if you plan to attend the meeting, we ask that instruct the proxies how to vote your shares in advance of the meeting just in case your plans change.

If you have signed and returned the proxy card and an issue comes up for a vote at the meeting that is not identified on the card, the proxy holder will vote your shares, pursuant to your proxy, in accordance with his or her judgment.

What matters will be voted on at the meeting?

You are being asked to vote on: (i) the election of five directors of Lakeland Financial for a term expiring in 2014; (ii) the ratification of the appointment of Crowe Horwath LLP as our independent registered public accounting firm for the 2011 fiscal year; (iii) a non-binding advisory proposal on the compensation of certain executive officers, or a "say-on-pay" proposal; and (iv) a non-binding advisory proposal on the frequency with which the shareholders will vote on future say-on-pay proposals. These matters are more fully described in this proxy statement.

How do I vote?

After reviewing this document, submit your proxy using any of the proxy delivery or voting methods indicated on the proxy card. By submitting your proxy, you authorize the individuals named in it to represent you and vote your shares at the annual meeting in accordance with your instructions. Your vote is important. **Whether or not you plan to attend the annual meeting, please submit your proxy promptly in the enclosed envelope or vote telephonically or through the Internet by following the instructions on the proxy card.**

If you sign and return your proxy card but do not mark the card to provide voting instructions, the shares represented by your proxy card will be voted "for" all five nominees named in this proxy statement, "for" the ratification of the appointment of our auditors, "for" the say-on-pay proposal, and "for" future say-on-pay proposals to be voted on "every year."

If you are a beneficial owner and a broker or other fiduciary is the record holder (which is usually referred to as "street name"), then you received this proxy statement from the record holder. The record holder should have given you instructions for directing how the record holder should vote your shares. It will then be the record holder's responsibility to vote your shares for you in the manner you direct.

If you want to vote in person, please come to the meeting. We will distribute written ballots to anyone who wants to vote at the meeting. Please note, however, that if your shares are held in the name of a broker or other fiduciary, you will need to arrange to obtain a proxy from the record holder in order to vote in person at the meeting. Even if you plan to attend the annual meeting, we ask that you complete and return your proxy card in advance of the annual meeting in case your plans change.

If I hold shares in the name of a broker, who votes my shares?

Under the rules of various national and regional securities exchanges, brokers and other fiduciaries may generally vote on routine matters, such as the ratification of an independent registered public accounting firm, but cannot vote on non-routine matters, such as an amendment to the certificate of incorporation or the adoption of a equity incentive plan, unless they have received voting instructions from the person for whom they are holding shares. The election of directors, the say-on-pay vote, and the vote on the frequency of future say-on-pay votes are all considered non-routine matters. We therefore encourage you to provide directions to your broker as to how you want your shares voted on all matters to be brought before the meeting. You should do this by carefully following the instructions your broker gives you concerning its procedures.

What does it mean if I receive more than one proxy card?

It means that you have multiple holdings reflected in our stock transfer records and/or in accounts with stockbrokers. Please sign and return **ALL** proxy cards to ensure that all of your shares are voted.

What if I change my mind after I return my proxy card?

If you hold your shares in your own name, you may revoke your proxy and change your vote at any time before the polls close at the meeting. You may do this by:

- signing another proxy card with a later date and returning that proxy card to our transfer agent at:

  American Stock Transfer and Trust Company
  59 Maiden Lane
  New York, New York 10038;

- timely submitting another proxy via the telephone or Internet;

- sending notice to us that you are revoking your proxy; or

- voting in person at the meeting.

If you hold your shares in the name of your broker or other fiduciary and desire to revoke your proxy, you will need to contact that party to revoke your proxy.

How many votes do we need to hold the annual meeting?

A majority of the shares that are outstanding and entitled to vote as of the record date must be present in person or by proxy at the meeting in order to hold the meeting and conduct business.

Shares are counted as present at the meeting if the shareholder either:

- is present and votes in person at the meeting; or

- has properly submitted a signed proxy card or other form of proxy (through the telephone or Internet).

On February 23, 2011, the record date, there were 16,197,119 shares of common stock issued and outstanding. Therefore, at least 8,098,560 shares need to be present at the annual meeting.

What happens if a nominee is unable to stand for re-election?

The board may, by resolution, provide for a lesser number of directors or designate a substitute nominee. In the latter case, shares represented by proxies may be voted for a substitute nominee. Proxies cannot be voted for more than five nominees. We have no reason to believe any nominee will be unable to stand for re-election.

What options do I have in voting on each of the proposals?

Except with respect to the election of directors and the vote on the frequency of future say-on-pay votes, you may vote "for," "against," or "abstain" on each proposal properly brought before the meeting. In the election of directors you may vote "for" or "withhold authority to vote for" each nominee. With respect to the proposal on the frequency of future say-on-pay proposals, you may vote "every year," "every two years," "every three years," or "abstain."

How many votes may I cast?

Generally, you are entitled to cast one vote for each share of stock you owned on the record date. The proxy card included with this proxy statement indicates the number of shares owned by an account attributable to you.

How many votes are needed for each proposal?

Except with respect to the election of directors and the vote on the frequency of future say-on-pay votes, a majority of votes cast at the meeting will approve each matter that arises at the annual meeting. The directors are elected by a plurality and the five individuals receiving the highest number of votes cast "for" their election will be elected as directors of Lakeland Financial. A "withhold authority" vote will have the same effect as a vote against the election of a particular director. The frequency with which future say-on-pay votes will be held will also be decided by a plurality, with the frequency receiving the most votes being considered the choice of the shareholders. Please note, however, because the say-on-pay and frequency of future say-on-pay votes are advisory, they will not be binding upon the board of directors or the Compensation Committee.

Also, please remember that the election of directors, the say-on-pay vote, and the vote on the frequency of future say-on-pay votes are each considered non-routine matters. As a result, if your shares are held by a broker or other fiduciary, it cannot vote your shares on these matters unless it has received voting instructions from you.

Abstentions and broker non-votes, if any, will not be counted as entitled to vote, but will count for purposes of determining whether or not a quorum is present. So long as a quorum is present, abstentions and broker non-votes will have no effect on any of the matters presented for a vote at the annual meeting.

Where do I find the voting results of the meeting?

If available, we will announce voting results at the meeting. The voting results will also be disclosed on a Form 8-K that we will file within four business days after the meeting.

Who bears the cost of soliciting proxies?

We will bear the cost of soliciting proxies. In addition to solicitations by mail, officers, directors or employees of Lakeland Financial or its subsidiaries may solicit proxies in person or by telephone. These persons will not receive any special or additional compensation for soliciting proxies. We may reimburse brokerage houses and other custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses for forwarding proxy and solicitation materials to shareholders.

Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting to be Held on April 12, 2011.

Our proxy statement for the annual meeting of shareholders to be held on April 12, 2011, other proxy materials, and our 2010 annual report to shareholders are available at www.lakecitybank.com.

SECURITY OWNERSHIP OF CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information with respect to the beneficial ownership of our common stock at February 23, 2011, by each person known by us to be the beneficial owner of more than 5% of the outstanding common stock, by each director or nominee, by each executive officer named in the summary compensation table, which can be found later in this proxy statement, and by all directors and executive officers of Lakeland Financial Corporation as a group. Beneficial ownership has been determined for this purpose in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended, under which a person is deemed to be the beneficial owner of securities if he or she has or shares voting power or investment power in respect of such securities or has the right to acquire beneficial ownership of securities within 60 days of February 23, 2011.

Name of Individual or Number of Individuals in Group	Amount and Nature of Beneficial Ownership[1,2]	Percent of Class
5% Shareholders		
Lakeland Financial Corporation 401(k) Plan Post Office Box 1387 Warsaw, Indiana 46581-1387	853,467[3]	5.27%
BlackRock, Inc.[4]	1,094,206	6.76%
Columbia Wanger Asset Management, L.P. [5]	921,876	5.69%
Directors and Nominees		
Robert E. Bartels, Jr.	4,700[6]	*
Daniel F. Evans, Jr.	860[7]	*
David M. Findlay	49,165[8]	*
L. Craig Fulmer	70,770[9]	*
Thomas A. Hiatt	8,864[10]	*
Michael L. Kubacki	157,653[11]	*
Charles E. Niemier	105,457[12]	*
Emily E. Pichon	5,600[13]	*
Richard L. Pletcher	41,749[14]	*
Steven D. Ross	10,952[15]	*
Ronald D. Truex	25,952[16]	*
M. Scott Welch	67,721[17]	*
Other Named Executive Officers		
Charles D. Smith	97,401[18]	*
Kevin L. Deardorff	36,876[19]	*
Eric H. Ottinger	10,315[20]	*
All directors and executive officers as a group (19 persons)	714,671[21]	4.39%

*Indicates that the individual or entity owns less than one percent of Lakeland Financial's common stock.

(1)   The total number of shares of common stock issued and outstanding on February 23, 2011 was 16,197,119.

(2)   The information contained in this column is based upon information furnished to us by the persons named above and as shown on our transfer records. The nature of beneficial ownership for shares shown in this column, unless otherwise noted, represents sole voting and investment power.

(3)   This information has been supplied by Fidelity Investments which serves as trustee of the trust for the plan. Participant employees of Lakeland Financial Corporation and Lake City Bank exercise voting and investment power over the shares held in their respective participant accounts. Lake City Bank exercises sole investment power over those shares not allocated to any participant account.

(4)   Includes entities related to reporting entity. Based upon a schedule 13G filed with the SEC on February 7, 2011. The address for the reporting entity is 40 East 52nd Street, New York, NY 10022.

(5)   Based upon a schedule 13G filed with the SEC on February 10, 2011. The address for the reporting entity is 227 West Monroe Street, Suite 3000, Chicago, IL 60606.

(6)   Includes 3,000 options, which are currently exercisable, over which Mr. Bartels has no voting power and sole investment power.

(7)   Includes 360 shares credited to Mr. Evan's account as of February 7, 2011 under the terms of the Amended and Restated Lakeland Financial Corporation Directors Fee Deferral Plan.

(8)   Includes 2,000 shares held by Mr. Findlay's wife, as to which shares he has no voting or investment power. Includes 10,000 options, which are currently exercisable, over which Mr. Findlay has no voting power and sole investment power.

(9)   Includes 5,706 shares held by Mr. Fulmer's individual retirement account, as to which shares he shares voting and investment power; 600 shares held by Mr. Fulmer's wife's individual retirement account, as to which shares he shares voting and investment power; 1,000 options, which are currently exercisable, over which Mr. Fulmer has no voting power and sole investment power; and 23,193 shares credited to Mr. Fulmer's account as of February 7, 2011 under the terms of the Amended and Restated Lakeland Financial Corporation Directors Fee Deferral Plan.

(10)   Includes 600 shares held by Mr. Hiatt's wife's individual retirement account, as to which shares he shares voting and investment power; and 4,823 shares credited to Mr. Hiatt's account as of February 7, 2011 under the terms of the Amended and Restated Lakeland Financial Corporation Directors Fee Deferral Plan.

(11)   Includes 600 shares held in a trust in which he serves as co-trustee and 20,000 options, which are currently exercisable, over which Mr. Kubacki has no voting power and sole investment power.

(12)   Includes 64,523 shares held by Mr. Niemier's individual retirement account, as to which shares he shares voting and investment power; 8,049 shares held by Mr. Niemier's wife's individual retirement account, as to which shares he disclaims any beneficial interest; and 19,953 shares credited to Mr. Niemier's account as of February 7, 2011 under the terms of the Amended and Restated Lakeland Financial Corporation Directors Fee Deferral Plan.

(13)   Includes 3,000 options, which are currently exercisable, over which Ms. Pichon has no voting power and sole investment power.

(14)   Includes 1,580 shares held by Mr. Pletcher's individual retirement account. Also included are 1,580 shares held by Mr. Pletcher's wife's individual retirement account, with respect to which shares Mr. Pletcher disclaims any beneficial interest; 2,000 options, which are currently exercisable, over which Mr. Pletcher has no voting power and sole investment power; and 30,100 shares credited to Mr. Pletcher's account as of February 5, 2011 under the terms of the Amended and Restated Lakeland Financial Corporation Directors Fee Deferral Plan.

(15)   Includes 1,000 options, which are currently exercisable, over which Mr. Ross has no voting power and sole investment power.

(16)   Includes 5,183 shares held by Mr. Truex's wife, as to which shares he has no voting or investment power; 20,000 held by CB Financial LLC, as to which shares he shares voting and investment power; and 269 shares credited to Mr. Truex's account as of February 7, 2011 under the terms of the Amended and Restated Lakeland Financial Corporation Directors Fee Deferral Plan.

(17)   Includes 603 shares held by Mr. Welch's individual retirement account; 1,650 shares held by Mr. Welch's wife's individual retirement account, as to which shares he shares voting and investment power; 3,000 shares held by BEL Leasing LLP, as to which shares he has sole voting and investment power; 1,000 options, which are currently exercisable, over which Mr. Welch has no voting power and sole investment power; and 16,586 shares credited to Mr. Welch's account as of February 7, 2011 under the terms of the Amended and Restated Lakeland Financial Corporation Directors Fee Deferral Plan.

(18)   Includes 775 shares owned by Mr. Smith's wife, as to which shares he disclaims any beneficial interest and 12,800 options, which are currently exercisable, over which Mr. Smith has no voting power and sole investment power.

(19)   Includes 5,818 options, which are currently exercisable, over which Mr. Deardorff has no voting power and sole investment power.

(20)   Includes 9,000 options, which are currently exercisable, over which Mr. Ottinger has no voting power and sole investment power.

(21)   This includes shares which have been allocated to executive officers under the 401(k) plan through December 31, 2010.

ELECTION OF DIRECTORS

Shareholders will be entitled to elect five directors for a term expiring in 2014 at the annual meeting. Our board is divided into three classes of directors having staggered terms of three years. We have no knowledge that any nominee will refuse or be unable to serve, but if any of the nominees is unavailable for election, the holders of the proxies reserve the right to substitute another person of their choice as a nominee when voting at the meeting.

Set forth below is information concerning the nominees for election and for each of Lakeland Financial's other directors, whose term of office will continue after the meeting, including the age, the year first appointed or elected as a director and the other positions held by the person at Lakeland Financial and Lake City Bank. The nominees, if elected at the annual meeting, will serve as directors for a three-year term expiring in 2014, except as noted below. **We recommend that shareholders vote "FOR" each of the nominees for director. Unless authority to vote for the nominees is withheld, the shares represented by the proxy card, if executed and returned, will be voted "FOR" the election of the nominees.**

NOMINEES

	Director Since	**Positions with Lakeland Financial and Lake City Bank**
Term Expires 2014		
Robert E. Bartels, Jr. (age 46)	2002	Director of Lakeland Financial and Lake City Bank
Thomas A. Hiatt (age 63)	2007	Director of Lakeland Financial and Lake City Bank
Michael L. Kubacki (age 59)	1998	Chairman and Chief Executive Officer of Lakeland Financial and Lake City Bank
Steven D. Ross (age 56)	2000	Director of Lakeland Financial and Lake City Bank
M. Scott Welch (age 50)	1998	Director of Lakeland Financial and Lake City Bank

CONTINUING DIRECTORS

Term Expires 2012		
Daniel F. Evans, Jr. (age 61)	2010	Director of Lakeland Financial and Lake City Bank
David M. Findlay (age 49)	2010	President, Chief Financial Officer and Director of Lakeland Financial and Lake City Bank
Emily E. Pichon (age 47)	2002	Director of Lakeland Financial and Lake City Bank
Richard L. Pletcher (age 69)	1992	Director of Lakeland Financial and Lake City Bank
Term Expires 2013		
L. Craig Fulmer (age 68)	1993	Director of Lakeland Financial and Lake City Bank
Charles E. Niemier (age 55)	1998	Director of Lakeland Financial and Lake City Bank
Ronald D. Truex (age 60)	2010	Director of Lakeland Financial and Lake City Bank

In October 2010, Terry L. Tucker retired from the board due to our policy that directors retire upon reaching the age of 70. Mr. Tucker had served on our board since 1988. We appreciate Mr. Tucker's service to the company, and his commitment and expertise will be missed. Mr. Pletcher and Mr. Fulmer are also expected to retire in April 2011 and August 2012, respectively, due to the same policy regarding director retirement.

There were also several new additions to the board in 2010, including Daniel F. Evans, Jr. (appointed in July), David M. Findlay (appointed in September), Ronald D. Truex (appointed in October). The board has determined that Messrs. Evans and Truex are each independent directors, while Mr. Findlay currently serves as President and Chief Financial Officer of Lakeland Financial and Lake City Bank and is therefore not considered independent. While the board of directors generally prefers to add independent directors, it determined that it was important that Mr. Findlay join the board of directors at this point in time as part of the executive succession plan.

Except as noted above, all directors will hold office for the terms indicated, or until their earlier death, resignation, removal or disqualification, and until their respective successors are duly elected and qualified. There are no arrangements or understandings between any of the nominees, directors or executive officers and any other person pursuant to which any of our nominees, directors or executive officers have been selected for their respective positions. No nominee, member of the board of directors or executive officer is related to any other nominee, member of the board of directors or executive officer. Except as described below, no nominee or director has been a director of another "public corporation" (*i.e.* subject to the reporting requirements of the Securities Exchange Act of 1934) or of any investment company within the past five years.

The business experience of each of the nominees and continuing directors for the past five years, as well as their qualifications to serve on the board, is as follows:

Mr. Bartels, Jr. is President and Chief Executive Officer of Martin's Supermarkets, Inc., a regional supermarket chain headquartered in South Bend, Indiana. We consider Mr. Bartels to be a qualified candidate for service on the board, as well as the Audit Committee and the Nominating and Corporate Governance Committee, due to his skills and expertise acquired as the leader of a successful business that is prominent in many of our markets.

Mr. Evans, Jr. is the President and Chief Executive Officer of Indiana University Health, a large, statewide health care and hospital system headquartered in Indianapolis, Indiana. In addition, Mr. Evans is an attorney with private practice and governmental relations experience. Mr. Evans also has strong banking experience, having served as the Chairman of the Federal Home Loan Bank of Indianapolis from 1987-1990. We consider Mr. Evans to be a qualified candidate for service on the board, as well as the Nominating and Corporate Governance Committee, due to his experience managing a large organization, his experience in the banking industry and his knowledge of the Indianapolis market as we look to expand our presence in Indianapolis.

Mr. Findlay presently serves as the President and Chief Financial Officer of Lakeland Financial Corporation and Lake City Bank. Prior to his arrival at Lakeland Financial in September of 2000, Mr. Findlay served as the Chief Financial Officer of Quality Dining, Inc., a publicly traded company with its headquarters in South Bend, Indiana. Prior to that, he served in various capacities with The Northern Trust Company in Chicago, Illinois. We consider Mr. Findlay to be a qualified candidate for service on the board due to the familiarity with Lakeland Financial's operations he has acquired as its President and Chief Financial Officer, his experience in the financial services industry and his prior experience as the chief financial officer of a publicly traded company.

Mr. Fulmer is Chairman of Heritage Financial Group, Inc., a real estate investment and management company based in Elkhart, Indiana. We consider Mr. Fulmer to be a qualified candidate for service on the board, as well as the Compensation Committee, due to his expertise in the manufactured housing industry, which is a significant industry in northern Indiana, and his knowledge of, and prominence in, the Elkhart market.

Mr. Hiatt is Managing Director and Founding Partner of Centerfield Capital Partners, a venture capital investment company headquartered in Indianapolis, Indiana. We consider Mr. Hiatt to be a qualified candidate for service on the board, as well as the Nominating and Corporate Governance Committee, due to his business and financial expertise acquired as the founding partner in his venture capital investment company, and his knowledge of, and prominence in, the Indianapolis market.

Mr. Kubacki presently serves as Chairman and Chief Executive Officer of Lakeland Financial and Lake City Bank. Mr. Kubacki also served as President of Lakeland Financial from 1998 to 2010. Prior to joining Lakeland Financial in 1998, Mr. Kubacki served as Executive Vice President of the Northern Trust Bank of California, NA. We consider Mr. Kubacki to be a qualified candidate for service on the board due to intimate familiarity with Lakeland Financial's operations he has acquired as its Chairman and Chief Executive Officer and his skills and experience in the financial services industry.

Mr. Niemier is the former Chief Operating Officer of International Operations for Biomet, Inc., which is a manufacturer of medical and orthopedic devices based in Warsaw, Indiana. He is also a former director of Biomet, Inc., which was a public company during the time he served as a director. Mr. Niemier also serves as a trustee of Valparaiso University. We consider Mr. Niemier to be a qualified candidate for service on the board, as well as the Audit Committee and the Compensation Committee, due to his experience as a Chief Financial Officer of Biomet, Inc., his financial accounting background and his general experience in business and our markets.

Ms. Pichon is a director of the Cole Foundation, a private charitable foundation focused on northeast Indiana education, economic development and conservation based in Fort Wayne, Indiana. We consider Ms. Pichon to be a qualified candidate for service on the board, as well as the Audit Committee and the Compensation Committee, due to her experience as a director of a prominent charitable foundation located in Fort Wayne and her education and training as an attorney.

Mr. Pletcher is President of Pletcher Enterprises, Inc., a holding company located in Nappanee, Indiana, and Chief Executive Officer of its principal subsidiary, Amish Acres, LLC, a heritage resort. We consider Mr. Pletcher to be a qualified candidate for service on the board, as well as the Audit Committee and the Compensation Committee, due to his skills and expertise acquired as president of a well-established tourism business in southern Elkhart County and his prominence in the local business community.

Mr. Ross is President of Heartland Coffee Company, a regional coffee and beverage service and vending company, based in Warsaw, Indiana. Formerly, Mr. Ross was also the President of Bertsch Services, Inc., a regional food service and vending company, also based in Warsaw, Indiana. We consider Mr. Ross to be a qualified candidate for service on the board, as well as the Nominating and Corporate Governance Committee, due to his skills and expertise acquired as president of a successful business in Kosciusko County and his knowledge of the business community in this region.

Mr. Truex is the President of Creighton Brothers, LLC, a diversified agribusiness company focused on egg and grain production and hog farming, headquartered in Warsaw, Indiana. We consider Mr. Truex to be a qualified candidate for service on the board due to his skills and expertise in the agricultural industry and his knowledge of the agricultural communities in many of our markets.

Mr. Welch is the Chief Executive Officer of Welch Packaging Group, Inc., which is primarily engaged in producing industrial and point of purchase packaging and is headquartered in Elkhart, Indiana. We consider Mr. Welch to be a qualified candidate for service on the board, as well as the Audit Committee and the Nominating and Corporate Governance Committee, due to his skills and expertise in the manufacturing industry and his past experience with growing organizations.

In addition, the following individuals serve as executive officers of Lakeland Financial and are named in the compensation tables included in this proxy statement:

Charles D. Smith, age 66, presently serves as an Executive Vice President of Lakeland Financial and Lake City Bank, positions he has held since 2000. He has served as an officer of Lake City Bank since 1983.

Kevin L. Deardorff, age 49, presently serves as an Executive Vice President of Lakeland Financial and Lake City Bank, positions he has held since 2001. He has served as an officer of Lake City Bank since 1993.

Eric H. Ottinger, age 40, presently serves as an Executive Vice President of Lakeland Financial and as head of our Wealth Advisory Group and Commercial East Regional Manager. He joined Lake City Bank in April 1999 as Vice President, Commercial Loan Officer. In April 2002 he was promoted to Commercial East Regional Manager. He assumed his current responsibilities in April 2009. Prior to that time, Mr. Ottinger was a commercial lending officer at another bank since 1993.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires that our executive officers, directors and persons who own more than 10% of our common stock file reports of ownership and changes in ownership with the Securities and Exchange Commission. They are also required to furnish us with copies of all Section 16(a) forms they file. Based solely on our review of the copies of such forms, and, if appropriate, representations made to us by any reporting person concerning whether a Form 5 was required to be filed for 2010, we are not aware that any of our directors, executive officers or 10% shareholders failed to comply with the filing requirements of Section 16(a) during 2009 except for the following: Ms. Bartman, Ms. Pruitt and Ms. DeBatty each did not timely file one report concerning awards of restricted stock units for 1,000, 2,000 and 2,000 shares, respectively; Mr. Deardorff, Mr. Findlay, Mr. Kubacki, Mr. Ottinger, and Mr. Smith each did not timely file two reports concerning awards of restricted stock units for 3,000 and 4,919 shares, 6,000 and 7,848 shares, 10,000 and 12,557 shares, 3,000 and 3,314 shares, and 4,000 and 6,161 shares, respectively; Mr. Fulmer, Mr. Hiatt, Mr. Niemier, Mr. Pletcher and Mr. Welch each did not timely file one report concerning the award of phantom stock under the Director Fee Deferral Plan for 964 shares, 676 shares, 1,043 shares, 845 shares and 930 shares, respectively; Mr. Fulmer did not timely file one report concerning the acquisition of 464 shares; Mr. Niemier did not timely file one report concerning the acquisition of 9,348 shares; and Mr. Welch did not timely file one report concerning the acquisition of 4,000 shares.


CORPORATE GOVERNANCE AND THE BOARD OF DIRECTORS


General

The board has adopted guidelines on significant corporate governance matters that, together with our Code of Conduct and other policies, creates our corporate governance standards. You may view the Corporate Governance Guidelines in the Investor Relations section of our website at www.lakecitybank.com.

Generally, the board oversees our business and monitors the performance of our management. In accordance with our corporate governance procedures, the board does not involve itself in the day-to-day operations of Lakeland Financial, which is monitored by our executive officers and management. Our directors fulfill their duties and responsibilities by attending regular meetings of the board, which convene monthly, and through committee membership, which is discussed below. Our directors also discuss business and other matters with Mr. Kubacki, our Chief Executive Officer, Mr. Findlay, our President and Chief Financial Officer, other key executives and our principal external advisers (legal counsel, auditors and other consultants). All members of our board of directors also serve as members of Lake City Bank's board of directors.

With the exception of Mr. Kubacki and Mr. Findlay, all of our current directors are "independent" as defined by The NASDAQ Global Select Market, or Nasdaq, and we have determined that the independent directors do not have other relationships with us that prevent them from making objective, independent decisions. The board of directors has established an Audit Committee, a Nominating and Corporate Governance Committee and a Compensation Committee, among other committees. The current charters of each of these committees are available on our website. Our Corporate Governance Guidelines are also available on our website. Also posted on the website is a general description regarding our company and links to our filings with the Securities and Exchange Commission.

Our board of directors held 9 meetings during 2010. All of the directors attended at least 75% of the board meetings and meetings of committees of which they were members. While we do not have a specific policy regarding attendance at the annual shareholder meeting, all directors are encouraged and expected to attend the meeting. All of our directors attended last year's annual meeting, with the exception of Mr. Evans and Mr. Truex, who were not directors at the time of last year's annual meeting.

Audit Committee

In 2010, the Audit Committee was comprised of Charles E. Neimier, Robert E. Bartels, Jr., Emily E. Pichon, Richard L. Pletcher, Terry L. Tucker (until his retirement in October 2010) and M. Scott Welch. Other than Mr. Pletcher, who is expected to retire in April 2011, each current member is expected to serve on the committee through 2011. Each of the members is considered "independent" according to the Nasdaq listing requirements and the regulations of the Securities and Exchange Commission. The board of directors has determined that Mr. Niemier qualifies as an "audit committee financial expert" under the regulations of the Securities and Exchange Commission. The board based this decision on Mr. Niemier's education, his professional experience at an audit firm and his experience as former Chief Financial Officer and board member of Biomet, Inc., a company whose common stock was quoted on the Nasdaq exchange until September 25, 2007, when the company was acquired by a private equity consortium and ceased trading as a public company.

The functions performed by the Audit Committee include, among other things, the following:

- overseeing our accounting and financial reporting;

- selecting, appointing and overseeing our independent registered public accounting firm;

- reviewing actions by management on recommendations of the independent registered public accounting firm and internal auditors;

- meeting with management, the internal auditors and the independent registered public accounting firm to review the effectiveness of our system of internal controls and internal audit procedures; and

- reviewing reports of bank regulatory agencies and monitoring management's compliance with recommendations contained in those reports.

To promote independence of the audit function, the committee consults separately and jointly with our independent registered public accounting firm, the internal auditors and management. We have adopted a written charter for the committee, which sets forth the committee's duties and responsibilities. Our current charter is available on our website at www.lakecitybank.com. In 2010, the committee met four times.

Compensation Committee

During 2010, the Compensation Committee was comprised of L. Craig Fulmer, Charles E. Niemier, Emily E. Pichon, Richard L. Pletcher and Terry L. Tucker (until his retirement in October 2010). Other than Mr. Pletcher, who is expected to retire in April 2011, each current member is expected to serve on the committee through 2011. Each of the members is considered "independent" according to the Nasdaq listing requirements, an "outside" director pursuant to Section 162(m) of the Internal Revenue Code and a "non-employee" director under Section 16 of the Securities Exchange Act of 1934. The purpose of the committee is to determine the salary and bonus to be paid to Mr. Kubacki, our Chief Executive Officer, and to make a recommendation regarding his compensation to the full board for approval. The committee also reviews and recommends to the board for approval the salaries and bonuses for our other executive officers. Further, the committee administers our equity incentive plans, our long term incentive plan and our executive incentive bonus plan. Additionally, the Compensation Committee is also charged with evaluating the risks associated with all employee compensation plans. We have adopted a written charter for the committee, which sets forth the committee's duties and responsibilities. Our current charter is available on our website at www.lakecitybank.com. In 2010, the committee met once.

Nominating and Corporate Governance Committee

We also have a Nominating and Corporate Governance Committee. In 2010, the members of the committee were Robert E. Bartels, Jr., Daniel F. Evans, Jr., Thomas A. Hiatt, Steven D. Ross, and M. Scott Welch, each of whom is expected to serve on the committee through 2011. Each of these members is considered "independent" according to the Nasdaq listing requirements. The primary purposes of the committee are to identify and recommend individuals to be presented to our shareholders for election or re-election to the board of directors and to review and monitor our policies, procedures and structure as they relate to corporate governance. We have adopted a written charter for the committee, which sets forth the committee's duties and responsibilities. Our current charter is available on our website at www.lakecitybank.com. The committee met twice in 2010.

Director Nominations and Qualifications

For the 2011 annual meeting, the Nominating and Corporate Governance Committee nominated for re-election to the board the five incumbent directors whose terms are set to expire in 2011. This nomination was further approved by the full board. We did not receive any shareholder nominations for director for the 2011 annual meeting.

The Nominating and Corporate Governance Committee evaluates all potential nominees for election, including incumbent directors, board nominees and shareholder nominees, in the same manner. As described in our Corporate Governance Guidelines, the committee believes that, at a minimum, directors should possess certain qualities, including the highest personal and professional ethics and integrity, a sufficient educational and professional background, demonstrated leadership skills, sound judgment, a strong sense of service to the communities which we serve and an ability to meet the standards and duties set forth in our code of conduct. Additionally, all nominees must be under the age of 70, which is the mandatory retirement age established by the board. While we do not have a separate diversity policy, the committee does consider the diversity of its directors and nominees in terms of knowledge, experience, skills, expertise, and other demographics which may contribute to the board. The committee also evaluates potential nominees to determine if they have any conflicts of interest that may interfere with their ability to serve as effective board members and to determine whether they are "independent" in accordance with Nasdaq requirements (to ensure that at least a majority of the directors will, at all times, be independent). The committee has not, in the past, retained any third party to assist it in identifying candidates.

The committee identifies nominees by first evaluating the current members of the board whose term is set to expire at the upcoming annual shareholder meeting and who are willing to continue in service. Current members of the board with skills and experience that are relevant to our business and who are willing to continue in service are considered for re-nomination. If any member of the board does not wish to continue in service or if the committee or the board decides not to re-nominate a member for re-election, the committee would identify the desired skills and experience of a new nominee in light of the criteria above.

Shareholder Communication with the Board, Nomination and Proposal Procedures

General Communications with the Board. Shareholders may contact Lakeland Financial's board of directors by contacting Kristin L. Pruitt, Corporate Secretary, at Lakeland Financial Corporation, P.O. Box 1387, Warsaw, Indiana, 46581-1387 or (574) 267-6144. Ms. Pruitt will generally not forward communications that are primarily commercial in nature or related to an improper or irrelevant topic.

Nominations of Directors. In accordance with our bylaws, a shareholder may nominate a director for election to the board at an annual meeting of shareholders by delivering written notice of the nomination to our President not fewer than 10 days nor more than 50 days prior to the date of the annual meeting. The shareholder's notice of intention to nominate a director must include the name and address of the proposed nominee, the principal occupation of the proposed nominee, the name and address of the shareholder making the nomination, and the number of shares of capital stock of Lakeland Financial owned by the notifying shareholder. We may request additional information after receiving the notification.

For a shareholder nominee to be considered by our board as a company nominee and included in our proxy statement, the nominating shareholder must file a written notice of the proposed director nomination with our corporate secretary, at the above address, at least 120 days prior to the date the previous year's proxy statement was mailed to shareholders. Nominations must include the full name and address of the proposed nominee and a brief description of the proposed nominee's business experience for at least the previous five years. All submissions must be accompanied by the written consent of the proposed nominee to be named as a nominee and to serve as a director if elected. The committee may request additional information in order to make a determination as to whether to nominate the person for director.

Other Shareholder Proposals. For all other shareholder proposals to be considered for inclusion in our proxy statement and form of proxy relating to our annual meeting of shareholders to be held in 2012, shareholder proposals must be received by Kristin L. Pruitt, our Corporate Secretary, at the above address, no later than November 8, 2011, and must otherwise comply with the rules and regulations set forth by the Securities and Exchange Commission.

Board Leadership Structure

The positions of Chairman of the Board and Chief Executive Officer of Lakeland Financial have historically been combined, and Mr. Kubacki currently holds both positions. We believe this board leadership structure is the most appropriate because of the efficiencies achieved in having the role of CEO and Chairman combined, and because the detailed knowledge of our day-to-day operations and business that the CEO possesses greatly enhances the decision-making processes of the board as a whole. We have a strong governance structure in place, including a designated lead independent director, to ensure the powers and duties of the dual role are handled responsibly. Furthermore, consistent with Nasdaq listing requirements, the independent directors regularly have the opportunity to meet without Mr. Kubacki in attendance and in 2010 there were two such sessions.

In 2003, the board of directors created the position of a lead independent director, and the Nominating and Corporate Governance Committee appointed L. Craig Fulmer as our lead independent director. This appointment is reviewed annually by the Nominating and Corporate Governance Committee. The lead independent director assists the board in assuring effective corporate governance and serves as chairperson of the independent director sessions, and chairs board meetings during any meetings or portions of meetings if Mr. Kubacki is absent.

Code of Ethics

We have a code of conduct in place that applies to all of our directors and employees. The code sets forth the standard of ethics that we expect all of our directors and employees to follow, including our Chief Executive Officer and President and Chief Financial Officer. The code of conduct is posted on our website at www.lakecitybank.com. We intend to satisfy the disclosure requirements under Item 10 of Form 8-K regarding any amendment to or waiver of the code with respect to our Chief Executive Officer and President and Chief Financial Officer, and persons performing similar functions, by posting such information on our website.

Board's Role in Risk Oversight

Risk is inherent with every business, and how well a business manages risk can ultimately determine its success. We face a number of risks, including general economic risks, credit risks, regulatory risks, audit risks, reputational risks and others, such as risks related to the unintentional effects our compensation plan may have on employee decision-making or the impact of competition. Management is responsible for the day-to-day management of risks the company faces, while the board, as a whole and through its committees, has responsibility for the oversight of risk management. In its risk oversight role, the board of directors has the responsibility to satisfy itself that the risk management processes designed and implemented by management are adequate and functioning as designed.

While the full board of directors is charged with ultimate oversight responsibility for risk management, various committees of the board and members of management also have responsibilities with respect to our risk oversight. In particular, the Audit Committee plays a large role in monitoring and assessing our financial, legal, and operational risks, and receives regular reports from the management team's senior risk officer regarding comprehensive organizational risk as well as particular areas of concern. The board's Compensation Committee monitors and assesses the various risks associated with compensation policies, and oversees incentive plans to ensure a reasonable and manageable level of risk-taking consistent with our overall strategy. The designated senior risk officer, Ms. Kristin L. Pruitt, Senior Vice President and General Counsel, is invited to and generally attends all board and committee meetings. Additionally, our chief credit officer and loan review staff are directly responsible for overseeing our credit risk.

We believe that establishing the right "tone at the top" and providing for full and open communication between management and the board of directors are essential for effective risk management and oversight. Our executive management meets regularly with our other senior officers to discuss strategy and risks facing the company. Senior officers attend many of the board meetings, or, if not in attendance, are available to address any questions or concerns raised by the board on risk management-related and any other matters. The board has an annual offsite meeting with senior management to discuss strategies, key challenges, and risks and opportunities for the company. Additionally, each of our board-level committees provides regular reports to the full board and apprises the board of our comprehensive risk profile and any areas of concern.

COMPENSATION DISCUSSION AND ANALYSIS

Introduction

This Compensation Discussion and Analysis describes Lakeland Financial's compensation philosophy and policies for 2010 as applicable to the executive officers named in the Summary Compensation Table on page 27. This section explains the structure and rationale associated with each material element of the executives' compensation, and it provides important context for the more detailed disclosure tables and specific compensation amounts provided following the section.

The Compensation Committee has overall responsibility for evaluating the compensation plans, policies and programs relating to the executive officers of Lakeland Financial Corporation.

The committee relies upon Mr. Kubacki's assessment of each executive officer's individual performance, which considers the executive's efforts in achieving his or her individual goals each year, managing and developing employees and the enhancement of long-term relationships with customers, if applicable to his or her position. Individual goals for executive officers are established by Mr. Kubacki in consultation with each executive officer.

The committee's charter gives it the authority to hire outside consultants to further its objectives and responsibilities. In 2010, the committee elected not to retain a compensation consultant as it believed there would be little change since the 2008 engagement of Frederic W. Cook & Co., Inc., a compensation consulting firm. In addition to the 2008 engagement of Frederic W. Cook & Co., Inc. on occasion, the committee has consulted with external compensation experts, which have included various consulting firms such as The Delves Group, Clark Consulting and Amalfi Consulting, Inc. In addition, the committee reviews compensation survey data from industry sources such as Crowe Horwath LLP and the American Bankers Association.

Changing Regulatory Environment

In early 2009, Lakeland Financial became a participant in the Capital Purchase Program implemented as a component of the Troubled Asset Relief Program ("TARP"). In late spring 2010, Lakeland Financial repaid the U.S. Department of Treasury and exited TARP. While a participant in TARP, Lakeland Financial was subject to certain executive compensation limitations and restrictions. These executive compensation limitations and restrictions required the Compensation Committee to reevaluate and, in some cases, rework certain aspects of our compensation programs while we were a TARP participant. The executive compensation limitations will generally no longer apply to periods following the repayment of our TARP obligation.

In addition to the compensation limitations and restrictions applicable under TARP, in response to the economic crisis of recent years, the Board of Governors of the Federal Reserve issued guidance (the "Guidance") that set forth a framework for assessing the soundness of incentive compensation plans, programs and arrangements maintained by financial institutions. The Guidance will apply to senior executive officers as well as other individuals who individually or as a group could pose a material risk to a financial institution. The Guidance is intended to focus a risk assessment framework on balanced risk-taking incentives, compatibility with effective controls and risk management as well as general strong corporate governance.

The committee believes that both the risk assessment required under TARP and that required under the Guidance serve as a reminder of, and a framework within which to conduct, the risk assessment that has always been an inherent aspect of the committee's role in setting compensation for our executives. Looking forward to 2011, the committee is anticipating additional guidance in this area in the form of the rules expected under the Dodd-Frank Act, as defined on page 37, and will incorporate those rules as necessary. Generally, the committee believes the compensation programs currently in place at the Company adequately balance risk and reward, without exposing the Company to unwarranted levels of risk. A narrative description of the risk assessment conducted by the committee, as required under the TARP rules, is included later in this Compensation Discussion and Analysis.

Compensation Philosophy and Objectives

The overall objectives of Lakeland Financial's compensation programs are to align executive officer compensation with the success of meeting long-term strategic operating and financial goals. The programs are designed to create meaningful incentives to manage the business successfully with a constant focus on short-term and long-term performance versus the strategic plan and the key operating and financial objectives. Our philosophy is intended to align the interests of executive officers with those of our shareholders. The executive compensation program is structured to accomplish the following objectives:

- encourage a consistent and competitive return to shareholders over the long-term;

- maintain a corporate environment which encourages stability and a long-term focus for the primary constituencies of Lakeland Financial; including employees, shareholders, communities, clients and government regulatory agencies;

- maintain a program which:

  - clearly motivates personnel to perform and succeed according to our current goals;

  - provides management with the appropriate empowerment to make decisions that benefit the primary constituents;

  - retains key personnel critical to our long-term success;

  - provides for management succession planning and related considerations;

  - emphasizes formula-based components, such as performance-based bonus plans and long-term incentive plans, in order to better focus management efforts in its execution of corporate goals; and

  - encourages increased productivity;

- provide for subjective consideration in determining incentive and compensation components; and

- ensure that management:

  - fulfills its oversight responsibility to its primary constituents;

  - conforms its business conduct to the highest ethical standards;

  - remains free from any influences that could impair or appear to impair the objectivity and impartiality of its judgments or treatment of our constituents; and

  - continues to avoid any conflict between its responsibilities to Lakeland Financial and each executive officer's personal interests.

Compensation Factors

General. The committee's decisions regarding each named executive officer are based, in part on the committee's subjective judgment and take into account qualitative and quantitative factors, as will be set forth in the discussion below. In reviewing an executive officer's compensation, the committee considers and evaluates all components of the officer's total compensation package.

Corporate Performance. In establishing executive compensation, the committee measures Lakeland Financial's performance compared to management's and the board's goals and objectives, and also compares our performance to that of our peer group of financial institutions. The committee believes that using Lakeland Financial's performance as a factor in determining an executive officer's compensation is effective in helping to align the executive's interests with those of our shareholders. With that in mind, the committee focuses on performance versus key financial performance criteria, such as return on beginning equity, return on average assets, revenue growth, diluted earnings per share growth, capital adequacy, the efficiency ratio and asset quality. As part of the evaluation and review of these criteria, the committee will also take into account various subjective issues, such as general economic conditions, including the interest rate environment and its impact on performance, and how they may affect Lakeland Financial's performance.

For purposes of peer analysis in assessing performance, Lakeland Financial generally considers peer groups that include commercial banks of similar asset size. The peer groups used in 2010 generally included financial institutions with total assets of $1.0 billion to $3.0 billion, with a focus on banks located in the central region of the United States. Given the ever-changing landscape within the banking industry, there is no specifically defined group of banks that are utilized for this analysis. The committee engaged Frederic W. Cook & Co., Inc. in 2008 to assess the effectiveness of the Company's executive compensation programs. For comparative analysis, Frederick W. Cook & Co., Inc. compiled a market reference group of 20 publicly-traded bank holding companies headquartered in Indiana, Ohio, Illinois or Michigan, with median assets of $2 billion. The companies included in this peer group are as follows:

First Merchants Corp – Muncie, IN	Taylor Capital Group, Inc. – Rosemont, IL
First Financial Bancorp, Inc. – Hamilton, OH	Integra Bancorp – Evansville, IN
Independent Bank Corp – Ionia, MI	Old Second Bancorp, Inc. – Aurora, IL
Mainsource Financial Group, Inc. – Greensburg, IN	First Financial Corp. – Terre Haute, IN
Macatawa Bank Corp – Holland, MI	Mercantile Bank Corp – Grand Rapids, MI
Peoples Bancorp, Inc. – Marietta, OH	Mercantile Bancorp, Inc. – Quincy, IL
MBT Financial Corp – Monroe, MI	QCR Holdings, Inc. – Moline, IL
Firstbank Corp – Alena, IL	Centrue Financial Corp – Ottawa, IL
Horizon Bancorp – Michigan City, IN	German American Bancorp, Inc. – Jasper, IN
First Citizens Banc Corp – Sandusky, OH	Princeton National Bancorp, Inc. – Princeton, IL

In addition, the committee reviews compensation survey data that is readily available to Lakeland Financial from industry sources such as Crowe Horwath LLP and the American Bankers Association.

Other factors of corporate performance that may affect an executive's compensation include succession planning consideration, realization of economies of scale through cost-saving measures, Lakeland Financial's market share reputation in the communities which it serves, turnover level of employees, as well as less subjective performance considerations. In addition, because the committee believes strongly that our executives should be involved in the communities that we serve, the committee takes into consideration indirect and intangible business factors such as community involvement and leadership when reviewing executive compensation.

Comparison to Peer Group. In establishing the compensation of the named executive officers, the committee utilizes market data regarding the compensation practices of other financial institutions of a similar asset size and complexity. The committee believes that such comparison is useful in creating an overall compensation program to stay competitive in the marketplace and for attracting and retaining qualified executives. While the committee believes that it is prudent to consider such comparative information in determining compensation practices, it does not set strict parameters using this data. Rather, the committee uses comparative data to ensure that executive compensation is not inconsistent with appropriately defined peer organizations. Generally, the committee believes that the current executive officers of the bank have established a sound track record of long-term performance that warrants top quartile or better compensation among similarly situated financial institutions. Additionally, the committee will consider data from outside the peer comparison when reviewing compensation practices if that comparison identifies similarities, such as business-line focus and long-term operating and financial stability, which should be considered. For example, institutions with a similar focus on complex commercial lending may be considered by the committee even if they fall outside of the general asset size in which our other peers are included. The peer groups used for comparative purposes in 2010 were generally comprised of banks with total assets of $1.0 billion to $3.0 billion, with a focus on banks located in the central region of the United States.

Individual Performance. When evaluating an executive officer's individual performance, the committee relies upon Mr. Kubacki's assessment of individual performance, which considers the executive's efforts in achieving his or her individual goals each year, managing and developing employees and the enhancement of long-term relationships with customers, if applicable to his or her position. The measure of an executive officer's individual performance and individual contribution to the overall company performance depends, to a degree, on what steps are taken to increase revenues and implement cost-saving strategies and the outcome of such strategies. Each executive officer has different goals established that are intended to focus that executive's contributions to the long-term strategic goals of the company. Individual goals for executive officers are established by Mr. Kubacki in consultation with each executive officer. The committee establishes Mr. Kubacki's goals after reviewing the bank's annual strategic plan, annual budget plan and the goals of the other executive officers.

Compensation Decisions

This section describes the decisions made by the committee with respect to the compensation for the named executive officers for 2010 and 2011. The TARP compensation limitations and restrictions had an impact on compensation decisions made while we were a TARP participant, including an impact on the form and amount of bonuses paid to our named executive officers. The impacts of those restrictions, where applicable, are discussed more fully below.

Executive Summary. The major components of executive officer compensation are base salary, annual bonus, equity awards, long-term incentive awards and additional benefit plans. In reviewing an executive officer's compensation, the committee considers and evaluates all components of the officer's total compensation package through the use of tally sheets. Our compensation decisions for 2010 and for 2011 factored in Lakeland Financial's performance versus key financial criteria, including return on beginning equity, return on average assets, revenue growth, diluted earnings per share growth, capital adequacy, efficiency ratio and asset quality. Lakeland Financial achieved 102% of its targeted goals in net income and other key measures of financial performance in 2010. The committee believes that Lakeland Financial's financial performance in 2010 was very strong despite the adverse operating conditions resulting from the broader economy in general. When compared to its peer group, the committee believes Lakeland Financial's performance was good and, therefore, the committee weighed heavily Lakeland Financial's relative performance when compared to its peers. Additionally, the committee determined that the named executive officers performed well versus their individual goals for 2010. Although the committee had frozen 2010 base salaries at 2009 levels, for 2011 the committee increased base salaries for named executive officers by 3%.

The following is a brief summary of the compensation decisions of the committee for 2010 and 2011:

- salaries for the named executive officers were frozen for 2010, and we increased base salaries for the named executive officers, on average 3%, for 2011;

- bonus payments to named executive officers for 2010 increased from bonuses for 2009, due to stronger 2010 performance of Lakeland Financial;

- we continued the long-term incentive plan in 2010 to strengthen our retention tools for key senior and executive management;

- the amount of total compensation paid to Mr. Kubacki was greater in 2010 than 2009 because his total compensation was reduced in 2009, due in part to the TARP compensation limitations and restrictions, and because of our stronger performance in 2010 compared to 2009;

- benefits and perquisites remained substantially similar between 2009 and 2010 and we expect that will continue through 2011.

The committee strives to provide each executive officer with a competitive total compensation package.

Base Salary. We annually review the base salaries of the named executive officers to determine whether or not they will be adjusted. The salaries for 2010, determined by the committee at the end of 2009, are set forth in the Summary Compensation Table on page 27 In determining these salary levels, which remained the same as in 2009, we considered the following factors, with no specific weighting applied to any single factor:

- the compensation philosophy and guiding principles described above;

- the performance of Lakeland Financial versus key financial objectives;

- the base salary paid to the officers in comparable positions at companies in the peer groups, generally using the top quartile or higher percentile as our point of reference if the officer's overall performance and experience warrants such consideration;

- the overall professional experience and background and the industry knowledge of the named executive officers and the quality and effectiveness of their leadership at Lakeland Financial;

- all of the components of executive compensation, including base salary, bonus, stock options, retirement and death benefits, as well as other benefits and perquisites;

- the performance of Lakeland Financial's stock price, although it is not a key factor in considering compensation as the committee believes that the performance of the stock price is subject to factors outside the control of executive management; and

- internal pay equity among Lakeland Financial executives.

At the end of 2010, the committee determined the base salaries of the named executive officers for 2011. The committee approved a 3% raise for all of the named executive officers for 2011, which is consistent with the average increase throughout the organization. The base salaries for 2010 and 2011 are as follows:

Name	Position	2010 Base Salary	2011 Base Salary
Michael L. Kubacki	Chairman and Chief Executive Officer	$440,000	$453,000
David M. Findlay	President and Chief Financial Officer	$325,000[1]	$335,000
Charles D. Smith	Executive Vice President	$224,000	$231,000
Kevin L. Deardorff	Executive Vice President	$183,000	$189,000
Eric H. Ottinger	Executive Vice President	$173,000[2]	$178,000

[1] Mr. Findlay received a salary increase in September 2010 in connection with his promotion to President. His annual base salary for 2010 prior to the promotion was $275,000.
[2] Mr. Ottinger received a salary increase in April 2010 in connection with his promotion to Executive Vice President. His annual base salary for 2010 prior to the promotion was $150,000.

Annual Bonus. The committee typically determines eligibility for annual bonus payments using the parameters defined in the company's Executive Incentive Bonus Plan, which is a performance-based bonus plan for selected Lake City Bank corporate officers, including the named executive officers. The committee annually reviews the parameters of the plan. Pursuant to the plan, eligible participants may earn an annual performance-based bonus. This bonus program applies to all of our executive officers, as well as designated officers of Lake City Bank. As established, the committee retains the right to modify the program or withhold payment at any time. Since the plan's inception in 2002, Lakeland Financial's performance has warranted annual payments under the plan.

Eligible participants in the plan may earn an annual performance-based bonus based on Lakeland Financial's overall performance as well as the individual participant's performance. Our performance is based on our actual net income for that year compared to the budgeted net income. We calculate this by using our net income after the 401(k) match and incentive compensation costs and excluding non-recurring gain/loss on sale of fixed assets, investments, business assets and extinguishment of debt. The committee approves a budgeted net income amount after reviewing the previous year's actual net income in conjunction with the board's and management's expectations for that particular year. The amount is generally increased each year in order to provide a proper level of incentive to the officers and, in the committee's view, it is not at a level that guarantees the target threshold will be obtained. The budgeted net income used for 2010 was $24,162,810.

Bonus payments under this plan are determined by the formulas described below, although the committee reserves the right to modify the payouts in its sole discretion. The plan pays a percentage of the bonus amount equal to the percentage amount of actual net income achieved against the budgeted net income. For example, if actual net income equals 95% of the budgeted net income amount, the bonus payout would be at the 95% level. With respect to the net income component of the bonus formula, bonuses under the program provide for bonus payments of 3% to 50% of eligible salary. In 2010, the bonus program provided that our Chief Executive Officer would receive up to 50% of his salary, the President and certain Executive Vice Presidents would receive up to 40% of their salaries and certain Executive Vice Presidents and certain Senior Vice Presidents would receive up to 30% of their salaries. Bonuses for officers receiving promotions during the year were prorated. For 2010, our actual net income, calculated as described above, equaled 102% of the budgeted net income threshold, and bonuses with respect to the net income component were, therefore, paid out at that same level.

The amount of the bonus is also determined, in part, on the individual's overall performance compared to the individual's performance goals that are established in the beginning of the year by the individual and the other executives. The committee also has the discretion to reward achievements that are not the subject of any pre-established goals. The committee determined that the named executive officers performed well against their respective individual performance goals in 2010 and that early repayment of our TARP obligation was a significant achievement that warranted special consideration. The 2010 individual goals are set forth below:

Michael L. Kubacki
- Meet or exceed 2010 Profit Plan, which established financial targets for 2010.
- Achieve the Business Initiatives set out in the 2010 Strategic Plan, which established non-financial goals for 2010.
- Maintain effective board process.
- Lead the Bank's management team.
- Maintain the Bank's leadership position in the local and regional markets.

David M. Findlay
- Work with retail department to fund Lake City Bank's growth in a manner that maximizes the Bank's local deposit gathering capability.
- Develop and implement a capital plan that allows us to exit TARP as quickly as it is prudent to do so.

- Work with other members of Management Committee to establish a full-service office in Indianapolis.
- Prepare technology platform in advance of a core system conversion in 2011.
- Maintain an effective compliance process for all applicable rules and regulations.

Charles D. Smith
- Manage commercial loan business through a continued difficult economy.
- Achieve improved (over 2009) net charge off and non-performing asset numbers.
- Increase commercial deposit dollars.
- Develop a comprehensive, multi-year staff development plan for the Commercial Department.

Kevin L. Deardorff
- Achieve the financial targets set out in the retail goal sheets.
- Extend the retail relationship success to include deposit dollar growth.
- Effectively adapt our checking account product strategy to the changed overdraft protection environment.
- Keep retail expenses within budgeted levels.

Eric H. Ottinger
- Continue to provide needed internal leadership to the Wealth Advisory Group.
- Establish a sound new business development effort in the Wealth Advisory Group that achieves new trust fees of at least $300,000.
- Work to achieve East Region commercial banking goals.
- Serve as the Bank's senior leader in the Fort Wayne market.

For 2010, our overall performance and achievement of individual goals resulted in aggregated bonus payments of approximately $1.7 million paid to 167 employees. The bonuses paid to Mr. Kubacki and the other named executive officers are set forth in the Summary Compensation Table on page 27 of this Proxy Statement.

Long-Term Incentive Plan. The company maintains a long-term incentive ("LTI") plan. The plan is designed to provide for performance-based payouts based upon key financial criteria, including average revenue growth rate, average diluted earnings per share growth rate and average return on beginning equity over rolling three-year periods. The committee has made grants under the LTI plan each year since the plan was implemented in 2006. Beginning with the plan grants made in 2009, awards are denominated in Company shares rather than cash to provide for additional alignment with shareholders and stock price performance over the performance period. Grants made prior to 2009 were denominated in cash, but were payable in cash or stock.

The purpose of the LTI plan is to motivate select officers to collectively produce outstanding results, encourage superior performance, increase productivity and aid in attracting and retaining key employees. Mr. Kubacki recommends, subject to the committee's approval, the performance measures and performance targets to be used for each performance period and the LTI bonus to be paid if certain required conditions are met. Performance targets are based on a combination of Lakeland Financial's goals, business unit and/or individual goals or on such other factors that the committee may determine and approve. Different performance targets may be established for different participants for any performance period, although currently all executives have the same performance targets.

The plan measures performance against three key criteria over a three-year performance period: revenue growth, diluted earnings per share growth and average return on equity. Unless the committee determines otherwise, a new three-year performance period will begin each year. Thus, the maximum number of performance periods open to measurement at any time is three. Going forward, executive officers will have the ability to receive LTI plan bonus payouts on a yearly basis at the conclusion of each successive three-year performance period. The committee believes that, by making annual awards that consider company performance over rolling three-year periods, the committee is incentivizing our named executive officers to focus on consistent and sustainable performance rather than taking outsized risk in any one particular year.

The amount of the LTI bonus awarded for each performance period is based upon achieving certain performance thresholds for each of the three measurement criteria. Under the plan, performance on each of the three measurement criteria is computed for the three-year period from the start date and constitutes 33.33% of the overall vesting calculation. For all open performance periods, the target performance levels are 5.00% revenue growth, 6.00% diluted earnings per share growth and 11.00% average return on equity growth. The committee directed management to accrue for the open periods at an amount equal to the sum of the percentages of the actual financial performance against the targeted thresholds, with each of the three criteria valued at 33.33% of the total accrual.

The LTI plan allows the committee, at its discretion, to adjust performance goals and performance measure results for extraordinary events or accounting adjustments resulting from significant asset purchases or dispositions or other events not contemplated or otherwise considered by the committee when the performance measures and targets were set. Because of Lakeland Financial's offering of 3.6 million shares of common stock in November 2009, the committee has equitably adjusted the return on equity performance threshold for the performance periods during which 2009 performance is considered. To account for the additional equity, the committee determined that the performance thresholds for the affected open performance periods and the 2010-2012 performance period should be as follows: 6.00% revenue growth, 5.00% diluted earnings per share growth and 11.00% average return on equity growth.

In 2010, awards were paid at 90%, for a total of $477,000 paid to 14 individuals in accordance with the terms of this plan.

The payouts to the named executive officers for the 2008-2010 performance period were as follows:

Name	Performance Period 2008-2010 Payout Amounts
Michael L. Kubacki	$135,000
David M. Findlay	$81,000
Charles D. Smith	$54,000
Kevin L. Deardorff	$27,000
Eric H. Ottinger	$18,000

The target award that each named executive officer may earn under the 2009-2011, 2010-2012 and 2011-2013 performance periods is as follows:

Name	Performance Period 2009-2011 Target Share Award Payable in 2012	Performance Period 2010-2012 Target Share Award Payable in 2013	Performance Period 2011-2013 Target Share Award Payable in 2014
Michael L. Kubacki	10,000	10,000	12,000
David M. Findlay	6,000	6,000	8,000
Charles D. Smith	4,000	4,000	4,000
Kevin L. Deardorff	3,000	3,000	4,000
Eric H. Ottinger	2,000	3,000	4,000

Equity Awards. No stock options were issued in 2010 to the named executive officers under that plan, as set forth on the Outstanding Equity Awards at Fiscal Year End table on page 29.

All Other Compensation and Perquisites. While the committee reviews and monitors the level of other compensation offered to the named executive officers, the committee typically does not adjust the level of benefits offered on an annual basis. The committee does consider the benefits and perquisites offered to the named executive officers in its evaluation of the total compensation received by each. It is our belief that perquisites for executive officers should be very limited in scope and value and reflective of similar perquisites from competitive employers both in the industry and the region. Due to this philosophy, Lakeland Financial has generally provided nominal benefits to executives that are not available to all full time employees and we plan to continue this approach in the future. The benefits offered in 2010 to the named executive officers will continue for 2011. The perquisites received by the named executive officers in 2010 are reported in the Summary Compensation Table on page 27.

Clawback Provisions. Lakeland Financial has entered into agreements with the named executive officers, and other covered employees, that require them to repay any bonus payment to a covered employee if it was based on materially inaccurate financial statements or any other materially inaccurate performance criteria.

COMPENSATION COMMITTEE REPORT

We have reviewed and discussed the foregoing Compensation Discussion and Analysis with management. We certify that (1) we have reviewed with Ms. Pruitt, the senior risk officer, the senior executive officer compensation plans and have made all reasonable efforts to ensure that these plans do not encourage senior executive officers to take unnecessary and excessive risks that threaten the value of Lakeland Financial; (2) we have reviewed with Ms. Pruitt the employee compensation plans and have made all reasonable efforts to limit any unnecessary risks these plans pose to Lakeland Financial; and (3) we have reviewed the employee compensation plans to eliminate any features of these plans that would encourage the manipulation of reported earnings of Lakeland Financial to enhance the compensation of any employee.

Based on our review and discussion with management, we have recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement and in Lakeland Financial's Annual Report on Form 10-K for the year ended December 31, 2010.

Risk Assessment

During the first six months of 2010, the Compensation Committee completed a thorough review of all compensation programs offered at Lake City Bank, including those described in this Compensation Discussion and Analysis, to determine whether any aspect of the plans or programs encourages excessive or unnecessary risk that would adversely affect the long-term value or performance of Lakeland Financial. Based on the risk assessment process, more fully described below, the committee concluded that the compensation plans and programs, considered individually and as a whole, do not encourage excessive risk taking.

The committee compiled an inventory of the design features of all incentive compensation plans and programs for purposes of assessing the potential for encouraging excessive or unnecessary risk-taking that could threaten the value of the enterprise, including:

- Plan name
- Participants
- Timing (Goal-setting, measurement period, payment)
- Funding approach (*e.g.*, flat fee or target award approach)
- Metrics (Financial versus non-financial, number of measures, weightings)

- Size of incentive opportunities (relative to salary)
- Award determination (Automatic/formulaic, discretionary, adjustments)

The committee then considered how the structure of each plan or program impacted risk-taking of plan participants. With respect to the LTI plan, the committee concluded that the plan was well designed to align the company's strategic objectives with long-term value creation for the following reasons:

- Performance metrics factor in risk of capital and measures that take into consideration balance sheet, income statement and equity factors.

- Threshold goals are reasonably achievable with good performance, are sufficiently challenging but not overly difficult. The LTI plan does not include steep cliffs for not achieving nor exponential upside to achieving them. Reasonable leverage above threshold to achieve maximum payout.

- Incentive capped at reasonable levels.

- Maximum award an appropriate portion of total pay.

- Three year performance period discourages measures that do not benefit company over long term.

- Denomination in company stock gives incentive to focus on sustained value creation.

In analyzing the risks inherent in the bonus plan, the committee determined as follows:

- Bonus amounts tied to financial performance and personal performance against individualized goals, including non-financial goals.

- Threshold goals are reasonably achievable with good performance, are sufficiently challenging but not overly difficult.

- Payouts interpolated based on percentage of net income achieved.

- Reasonable bonus maximums as part of overall balanced pay mix.

The committee did a similar analysis for the following compensation programs available to employees, and concluded that the amounts are reasonable as part of balanced pay mix and appropriately incentivize performance without encouraging the manipulation of earnings in order to enhance the benefits payable under such plans.

- 401(k) plan matching contribution based on overall bank performance;

- Mortgage commissions and incentives;

- Referrals (Wealth Advisory Group, Brokerage Department, New Hires, Sure Pay, Credit Card Applications);

- Account opening incentives based on accounts opened;

- Insurance commissions for credit life and GAP coverage sold on loan products;

- Brokerage Department commissions and incentives based on products sold;

- Business development commissions for one employee;

- After-hours service bonus (i.e. alarm response, ATM service); and

- Training bonuses for completion of Lake City University specialty tracks.

The committee then reviewed the executive compensation structure overall and reached the following conclusions, based on key risk categories:

- *Strategic Risk*: The committee determined that overall, the performance metrics used are aligned with the company's strategy and objectives for long-term value creation for shareholders, properly reward various performance outcomes, and account for risk over a longer-term time horizon.

- *Cultural Risk*: Lakeland Financial has a strong set of corporate values that emphasize ethical behavior, actions that contribute to building long-term value, rather than short-term performance, teamwork and investment in people and infrastructure. The senior executives have little incentive to be overly focused on short-term stock price performance.

- *Governance Risk*: The committee is independent, has access to consultants and other advisers independent of management, has an appropriate level of expertise and is fully educated on all significant incentive plans and programs.

- *Pay-Mix Risk*: Lakeland Financial has market-competitive salaries to reduce pressure on short-term performance to earn reasonable annual compensation. The committee believes the mix between longer-term incentives is appropriately balanced with motivation for short-term performance.

- *Performance Measurement Risk:* The committee has a disciplined process of establishing goals for and evaluating performance of Mr. Kubacki in executive sessions. Financial performance measures consider the income statement, balance sheet and statement of cash flows so that management is accountable for all aspects of Lakeland Financial's financial health. The company considers both financial and non-financial performance outcomes in assessing executives' performance and compensation.

- *Annual Incentive Risk*: Executives' annual bonuses are earned based on both financial performance and non-financial performance. Goals for achieving target bonuses are reasonably achievable with good performance. The committee believes the goals are challenging, but not overly difficult. The bonus payout curves do not use steep cliffs for target bonus or exponential payouts for maximum payouts.

- *Long-Term Incentive Risk*: The LTI plan uses different performance metrics and measurement periods than annual incentives so that short-term performance is not over-emphasized. Restricted stock units under the LTI plan do not use overly stretched goals, accelerated payout curves. The target and maximum payouts under the LTI plan are reasonable in light of the overall pay mix. Long-term incentives focus on measures of sustainable value creation for long-term investors.

Conclusion

After considering all components of the compensation paid to the named executive officers, the committee has determined that the compensation is reasonable and not excessive, and does not encourage imprudent risk-taking.

In making this determination, we considered many factors, including the following:

- Management has positioned Lakeland Financial for future success through the planning and execution of Lakeland Financial's strategic plan.

- Management has consistently led Lakeland Financial to record levels of performance in recent years.

- The shareholder return performance of Lakeland Financial over the past five years has outpaced the performance of companies in Lakeland Financial's peer group.

- Lakeland Financial is well positioned in the communities it serves as a result of the direction that this management team has taken the company.

Submitted by:

L. Craig Fulmer
Charles E. Niemer
Emily E. Pichon
Richard L. Pletcher

Members of the Compensation Committee

Compensation Committee Interlocks and Insider Participation

The persons named above were the only persons who served on the Compensation Committee of the Board of Directors during the last fiscal year.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth information concerning the compensation of our Chief Executive Officer, Chief Financial Officer and our other three most highly compensated executive officers in 2010:

Name and principal position (a)	Year (b)	Salary (c)	Stock Awards[1] (d)	Option awards[2] (e)	Non-equity incentive plan compensation (f)	Change in pension value and nonqualified deferred compensation earnings[3] (g)	All other compensation[5] (h)	Total (i)
Michael L. Kubacki Chief Executive Officer	2010 2009 2008	$438,290 453,841 414,371	--- $219,999 ---	--- --- $105,273	$351,400 --- 248,700	$5,760 113 4,085	$28,711 26,473 30,880	$824,161 700,426 803,309
David M. Findlay President and Chief Financial Officer	2010 2009 2008	289,930 283,993 257,991	--- 137,497 ---	--- --- 68,509	200,000 --- 118,200	--- --- ---	20,051 17,883 19,505	509,981 439,373 464,205
Charles D. Smith Executive Vice President - Commercial	2010 2009 2008	222,388 230,288 208,484	--- 107,941 ---	--- --- ---	137,392 --- 84,300	7,085 2,103 11,186	20,034 18,934 22,550	386,899 359,266 326,520
Kevin L. Deardorff Executive Vice President - Retail	2010 2009 2008	182,712 189,077 172,918	--- 86,181 ---	--- --- 18,437	101,664 --- 72,300	5,674 ---[4] 4,259	13,408 16,336 17,182	303,458 291,594 285,096
Eric H. Ottinger Senior Vice President – Wealth Advisory	2010 2009	170,680 168,247	--- 58,061	--- ---	83,561 ---	--- ---	22,197 20,784	276,438 247,092

(1) Represents the grant date fair value for restricted stock awards in accordance with ASC 718 - "Compensation-Stock Compensation." See the discussion of equity awards in Note 17 of the Notes to Consolidated Financial Statements for Lakeland Financial's financial statements for the year ended December 31, 2010.

(2) Represents the grant date fair value for stock option awards in accordance with ASC 718 - "Compensation-Stock Compensation."

(3) The amounts in this column are the change in pension value for each individual. No named executive officer received preferential or above-market earnings on deferred compensation.

(4) Mr. Deardorff had a decrease in pension value of $1,359.

(5)   The amounts for 2010 set forth in column (h) for Messrs. Kubacki, Findlay, Smith, Deardorff and Ottinger include 401(k) plan matching contributions, life insurance premiums, country club memberships and cell phone stipends paid by us as follows:

	Mr. Kubacki	Mr. Findlay	Mr. Smith	Mr. Deardorff	Mr. Ottinger
401(k) match	$14,994	$14,994	$13,820	$11,311	$10,557
Group term life insurance	1,710	455	1,612	288	166
Cell phone stipend	1,809	1,809	1,809	1,809	1,809
Country club membership	10,198	2,793	2,793	---	9,665
Total	$28,711	$20,051	$20,034	$13,408	$22,197

Grants of Plan Based Awards

The following table provides information on possible non-equity performance amounts that are payable under the Executive Incentive Plan and the Lakeland Financial Corporation Long-Term Cash Incentive Plan. These plans are described in more detail in the Compensation Discussion and Analysis section. The estimated amounts set forth in the table are subject to the terms of the respective plan and company and individual performance, as described in the Compensation Discussion and Analysis section.

Name	Grant date	Estimated future payouts under non-equity incentive plan awards			Estimated future payouts under equity incentive plan awards			All Other Stock Awards; Number of Shares of Stock or Units	Grant Date Fair Value of Stock and Option Awards
		Threshold ($)	Target ($)	Maximum ($)	Threshold (shares)	Target (shares)	Maximum (shares)		
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
Michael L. Kubacki									
Restricted Stock Unit Award	2/05/10[1]							12,557	$219,999
Long-Term Incentive Plan	---[2]				5,000	10,000	15,000		
Long-Term Incentive Plan	---[3]				5,000	10,000	15,000		
Executive Incentive Plan	---[4]	$113,250	$226,500	$339,750					
David M. Findlay									
Restricted Stock Unit Award	2/05/10[1]							7,848	137,497
Long-Term Incentive Plan	---[2]				3,000	6,000	9,000		
Long-Term Incentive Plan	---[3]				3,000	6,000	9,000		
Executive Incentive Plan	---[4]	75,375	150,750	226,125					
Charles D. Smith									
Restricted Stock Unit Award	2/05/10[1]							6,161	107,941
Long-Term Incentive Plan	---[2]				2,000	4,000	6,000		
Long-Term Incentive Plan	---[3]				2,000	4,000	6,000		
Executive Incentive Plan	---[4]	46,200	92,400	138,600					
Kevin L. Deardorff									
Restricted Stock Unit Award	2/05/10[1]							4,919	86,181
Long-Term Incentive Plan	---[2]				1,500	3,000	4,500		
Long-Term Incentive Plan	---[3]				1,500	3,000	4,500		
Executive Incentive Plan	---[4]	37,800	75,600	113,400					
Eric H. Ottinger									
Restricted Stock Unit Award	2/05/10[1]							3,314	58,061
Long-Term Incentive Plan	---[2]				1,500	3,000	4,500		
Long-Term Incentive Plan	---[3]				1,000	2,000	3,000		
Executive Incentive Plan	---[4]	35,600	71,200	106,800					

(1)   Represents issuance of restricted stock units on February 5, 2010 for the settlement of the bonus earned in 2009 pursuant to the Executive Incentive Plan and the Long-Term Incentive Plan covering 2007-2009.

(2)   Represents possible payments pursuant to the Lakeland Financial Corporation Long-Term Incentive Plan for the performance period running from 2010-2012. The plan is described in the section entitled "Long-Term Incentive Plan" in the Compensation Discussion and Analysis section.

(3) Represents possible payments pursuant to the Lakeland Financial Corporation Long-Term Incentive Plan for the performance period running from 2009-2011. The plan is described in the section entitled "Long-Term Incentive Plan" in the Compensation Discussion and Analysis section.

(4) Represents possible payments pursuant to the Executive Incentive Plan for 2011 performance. The plan is described in the section entitled "Bonus" in the Compensation Discussion and Analysis section. The bonus payout for 2010 performance is shown in the column entitled "Non-equity incentive plan compensation" in the Summary Compensation Table above.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth information concerning the exercisable and unexercisable stock options at December 31, 2010 held by the individuals named in the summary compensation table.

		Option Awards				Stock Awards	
Name (a)	**Grant date (b)**	**Number of securities underlying unexercised options Exercisable[(1)] (c)**	**Number of securities underlying unexercised options Unexercisable[(1)] (d)**	**Option exercise price (e)**	**Option expiration date[(1)] (f)**	**Number of shares or units of stock that have not vested (g)**	**Market value of shares or units of stock that have not vested (h)**
Michael L. Kubacki	12/09/03	20,000		$17.19	12/9/2013		
	5/14/08		15,000	24.05	5/14/2018		
	3/10/09					10,000	$214,600
	1/1/10					10,000	214,600
David M. Findlay	12/09/03	10,000		$17.19	12/09/2013		
	5/14/08		10,000	24.05	5/14/2018		
	3/10/09					6,000	128,760
	1/1/10					6,000	128,760
Charles D. Smith	12/11/01	2,800		$8.13	12/11/2011		
	12/09/03	10,000		17.19	12/09/2013		
	3/10/09					4,000	85,840
	1/1/10					4,000	85,840
Kevin L. Deardorff	1/09/01	10,000		$6.81	1/09/2011		
	12/09/03	5,818		17.19	12/09/2013		
	5/14/08		3,000	24.05	5/14/2018		
	3/10/09					3,000	64,380
	1/1/10					3,000	64,380
Eric H. Ottinger	12/09/03	3,000		$17.19	12/09/2013		
	10/11/05	6,000		19.60	10/11/2015		
	5/14/08		3,000	24.05	5/14/2018		
	3/10/09					2,000	42,920
	1/1/10					3,000	64,380

(1) All options granted vest on the fifth anniversary of the grant date and expire on the tenth anniversary of the grant date.

Option Exercises and Stock Vested in 2010

The following table sets forth information concerning the exercise of options in 2010 by the individuals named in the summary compensation table.

	Option Awards	
Name (a)	Number of shares acquired on exercise (b)	Value realized on exercise[1] (c)
Michael L. Kubacki	---	---
David M. Findlay	6,000	$74,818
Charles D. Smith	17,200	231,657
Kevin L. Deardorff	11,758	136,226
Eric H. Ottinger	2,000	27,452

(1)   Amounts reflect the difference between the exercise price of the option and the market price at the time of exercise.

Pension Benefits

Name (a)	Plan name (b)	Number of years credited service (c)	Present value of accumulated benefit (d)	Payments during last fiscal year (e)
Michael L. Kubacki	Lakeland Financial Corporation Pension Plan	2	$31,602	$---
David M. Findlay	---	---	---	---
Charles D. Smith	Lakeland Financial Corporation Pension Plan	14	141,442	---
Kevin L. Deardorff	Lakeland Financial Corporation Pension Plan	10	22,877	---
Eric H. Ottinger	---	---	---	---

Our defined benefit retirement plan covers certain employees over 21 years of age with more than one year of service. Effective April 1, 2000, we amended the plan to freeze the accrual of benefits to participants under the plan. As a result of this amendment, employees who were not participants in the plan as of March 31, 2000 are no longer able to become participants under the plan. In addition, all benefits previously accrued under the plan by participants were frozen in place, and continuing employment with us will not increase the employee's benefits upon retirement. Normal retirement age is 65. Participants received credit for 2 1/2% of their average salary for each year up to 20 years of service or through March 31, 2000, whichever occurred first.

The principal benefit under this plan is a lifetime annuity for the joint lives of participants and their spouses. This amount is offset by social security benefits. On December 31, 1985, the then existing plan was terminated and the latest plan (which is now frozen) was adopted effective January 1, 1986. Participants in the terminated plan were paid cash or received annuities for their earned benefits as of December 31, 1985. The amounts paid for annuities purchased, as a part of the plan termination will reduce the benefits to be paid out of the latest plan.

Nonqualified Deferred Compensation

Effective January 1, 2004, we adopted the Lake City Bank Deferred Compensation Plan. The purpose of the plan is to provide for salary deferral at the participants voluntary election for certain individuals without regard to statutory limitations under tax qualified plans. The plan is available to all of our executive officers. The plan is funded solely by participant contributions and does not receive a company match. Participants may defer a portion of their salary or bonus under the plan and invest the deferred portion in a mutual fund-like investment pool managed by an independent third party. Participants may elect to receive the funds in a lump sum or in up to 10 annual installments following retirement, but may not make withdrawals during their employment, except in the event of hardship as approved by the Compensation Committee. All deferral elections and associated distribution schedules are irrevocable.

Name (a)	Executive contributions in last FY (b)	Registrant contributions in last FY (c)	Aggregate earnings in last FY (d)	Aggregate withdrawals/ distributions (e)	Aggregate balance at last FYE (f)
Michael L. Kubacki	$---	$---	$57,701	$---	$383,069
David M. Findlay	6,000	---	89,683	---	596,286
Charles D. Smith	---	---	1,040	---	5,456
Kevin L. Deardorff	---	---	---	---	---
Eric H. Ottinger	---	---	---	---	---

As noted above, all contributions to the plan are funded solely by voluntary participant contributions, which represent a deferral of annual salary, and there are no company match payments. All aggregate earnings shown above represent investment and interest return on participant contributions and are not additional payments by Lakeland Financial. However, future accrual of earnings during years in which Treasury holds an equity interest in Lakeland Financial may be prohibited pursuant to the executive compensation restrictions under EESA.

Potential Payments Upon Termination or Change in Control

The following table sets forth information concerning potential payments and benefits under our compensation programs and benefit plans to which the named executive officers would be entitled upon a termination of employment as of December 31, 2010. As is more fully described below, four of the five named executive officers, Messrs. Kubacki, Findlay, Smith and Deardorff, had entered into change in control agreements with Lakeland Financial as of December 31, 2010 (each, a "Change in Control Agreement"), which provide for payments and benefits to a terminating executive following a change in control of Lakeland Financial. Except for the payments and benefits provided by the Change in Control Agreements, all other payments and benefits provided to any named executive officer upon termination of his employment are the same as the payments and benefits provided to other eligible executives of Lakeland Financial. For purposes of estimating the value of certain equity awards we have assumed a price per share of our common stock of $21.46, which was the closing price of our stock on December 31,

2010, the last trading day of the year. Mr. Ottinger did not have a Change in Control Agreement as of December 31, 2010, but entered into a Change in Control Agreement as of February 28, 2011.

	Cash Severance Payment	Long- Term Incentive Plan[(1)(2)(3)]	Executive Incentive Plan[(4)]	Incremental Pension Benefit[(5)]	Continuation of Medical/ Dental Benefits[(6)]	Acceleration of Equity Awards	Excise Tax Gross- Up[(7)]	Total Termination Benefits
Michael L. Kubacki								
Voluntary retirement	---	---	$220,000	---	---	---	---	$220,000
Termination – death	---	---	---	---	---	---	---	---
Termination, other than for cause, in connection with change in control	$1,764,782	---	---	---	$23,598	$0	---	$1,717,380
David M. Findlay								
Voluntary retirement	---	---	$110,000	---	---	---	---	$110,000
Termination – death	---	---	---	---	---	---	---	---
Termination, other than for cause, in connection with change in control	$1,136,269	---	---	---	$34,604	$0	---	$1,170,873
Charles D. Smith								
Voluntary retirement	---	---	$89,600	---	---	---	---	$89,600
Termination – death	---	---	---	---	---	---	---	---
Termination, other than for cause, in connection with change in control	$804,713	---	---	---	$11,799[(8)]	$0	---	$816,512
Kevin L. Deardorff								
Voluntary retirement	---	---	$73,200	---	---	---	---	$73,200
Termination – death	---	---	---	---	---	---	---	---
Termination, other than for cause, in connection with change in control	$618,535	---	---	---	$33,981	$0	---	$652,516
Eric H. Ottinger								
Voluntary retirement	---	---	$49,500	---	---	---	---	$49,500
Termination – death	---	---	---	---	---	---	---	---
Termination, other than for cause, in connection with change in control	---	---	---	---	---	---	---	---

(1)   A prorated bonus is payable to a participant under the Long-Term Incentive Plan when such participant's employment is terminated by reason of his or her retirement or death.

(2)   The 2009–2011 performance period under the Long-Term Incentive Plan must be paid out in shares of stock. For purposes of determining the prorated number of shares, it is assumed that, at the end of the 2009–2011 performance period, the "Target" bonus amounts (reflected in the Grants of Plan Based Awards Table on page 28) will be due to each executive and that each executive's

employment terminated on December 31, 2010. Therefore, the executive would be entitled to a prorated payment equal to the Target shares amount multiplied by a fraction, the numerator of which is 661 and the denominator of which is 1,026 for the 2009-2011 performance period. Accordingly, each executive would be entitled to receive a payment in shares of the following: Mr. Kubacki – 6,442, Mr. Findlay – 3,865, Mr. Smith – 2,577. Mr. Deardorff – 1,933 and Mr. Ottinger – 1,288.

(3)   The 2010–2012 performance period under the Long-Term Incentive Plan must be paid out in shares of stock. For purposes of determining the prorated number of shares, it is assumed that, at the end of the 2009–2011 performance period, the "Target" bonus amounts (reflected in the Grants of Plan Based Awards Table on page 28) will be due to each executive and that each executive's employment terminated on December 31, 2010. Therefore, the executive would be entitled to a prorated payment equal to the Target shares amount multiplied by a fraction, the numerator of which is 12 and the denominator of which is 36 for the 2010-2012 performance period. Accordingly, each executive would be entitled to receive a payment in shares of the following: Mr. Kubacki – 3,333, Mr. Findlay – 2,000, Mr. Smith – 1,333. Mr. Deardorff – 1,000 and Mr. Ottinger – 1,000.

(4)   Unless an executive is employed on the date on which bonuses are paid under the Executive Incentive Plan, he or she will not receive any payment thereunder. The only exception to this rule is that a prorated bonus is payable to a participant under the Executive Incentive Plan when such participant retires prior to the date of payment. For purposes of the table above, it is assumed that each executive's employment terminated on December 31, 2010. Therefore, since the executive was employed for the entire calendar year, no proration is required and the executive will be entitled to the full amount of the bonus under the Executive Incentive Plan.

(5)   As is described under "Pension Benefits" above (see page 30), all benefit accruals under the defined benefit retirement plan were frozen as of April 1, 2000. After such date, no additional benefits will accrue under the plan.

(6)   Since our medical and dental benefit plans are self funded, we have estimated the amounts due for 24 months of medical and dental benefits based on our monthly COBRA continuation rates.

(7)   While circumstances could exist under which excise tax gross-up payments would be due to the executives, we do not believe that any payments reflected in this table would result in the imposition of an excise tax under the Internal Revenue Code based upon a termination of employment in connection with a change in control occurring on December 31, 2010. The limitations under EESA prohibit the payment of any tax gross up amounts while Lakeland Financial is a participant in the Capital Purchase Program.

(8)   Mr. Smith does not currently participate in the medical and dental plans; however, he is eligible to do so. The amount reflected in the table assumes an election by Mr. Smith to participate in the plans. Unless he actually elects to participate in such plans prior to a change in control, there would be no cost to Lakeland Financial.

Accrued Pay and Regular Retirement Benefits. The amounts shown in the table above do not include payments and benefits to the extent they are provided on a non-discriminatory basis to salaried employees generally upon termination of employment. These include:

- Accrued salary and vacation pay.

- Regular pension benefits under our defined benefit retirement plan. See "Pension Benefits" on page 30.

- Distributions of plan balances under our 401(k) plan and the Lake City Bank Deferred Compensation Plan (the "Deferred Compensation Plan"). See "Nonqualified Deferred Compensation" on page 31 for information on current account balances and an overview of the Deferred Compensation Plan.

- The value of option continuation upon retirement, death or disability. Except as may be provided in connection with a change in control, when an employee terminates employment prior to retirement, death or disability, his or her stock options, whether vested or unvested, are terminated immediately. However, when a retirement-eligible employee terminates, or when an employee dies or becomes disabled, his or her options remain in force for 12 months following the date of his or her termination.

Death, Disability and Retirement. A termination of employment due to disability does not entitle the named executive officers to any payments or benefits that are not available to salaried employees generally. As is the case with any other eligible participant under our LTI Plan (as described in the Compensation Discussion and Analysis on pages 14 through 26 above), termination of employment due to death or retirement will entitle the named executive officers to a prorated bonus under such plan. In addition, as is also the case with any other eligible participant under our Executive Incentive Plan (as described in the Compensation Discussion and Analysis on pages 14 through 26 above), termination of employment due to retirement will entitle the named executive officers to a prorated bonus under such plan.

Acceleration of Vesting Upon a Change in Control. All employees, including the named executive officers, who receive stock options under our Amended and Restated 1997 Share Incentive Plan will immediately vest in any unvested stock options held by such employee, provided that it has been at least two years from the date on which the stock options were granted, upon the occurrence of a change in control. Any such options, the vesting of which is accelerated upon the occurrence of a change in control, shall remain exercisable for a period of three months following an employee's termination of employment, if such termination of employment occurs within one year of the change in control.

Change in Control Agreements. Other than as is provided in the Change in Control Agreements, and except as is provided in accordance with the terms of our Amended and Restated 1997 Share Incentive Plan, no named executive officer will be entitled to any payments or benefits as a result of the occurrence of a change in control or as a result of a termination of employment in connection with a change in control. In the case of a termination of employment by the company within 12 months prior to, or 12 months immediately following, a change in control, or in the case of a termination of employment by an executive within 12 months following a change in control, the Change in Control Agreements provide for the following:

- Payment, in a single lump sum, of a severance benefit equal to two times the sum of (i) the greater of the executive's then current base salary or the executive's annual base salary as of the date one day prior to his termination, (ii) the designated percentage of the amount determined under (i) above payable as annual bonus compensation for the year in which the Change in Control occurs, and (iii) the aggregate dollar amount accrued under the Long-Term Incentive Plan payable in the two plan years subsequent to the Change in Control.

- To the extent the executive (or any of the executive's dependents) was eligible to be covered under the terms of our medical and dental plans for active employees immediately prior to his termination date, we will provide the executive (and his dependents, if any) with equivalent coverages for a period not to exceed 24 months from the date of termination of employment. In the event that the executive (and/or his dependents, if any) become eligible for coverage under the terms of any other medical and/or dental plan of a subsequent employer which plan benefits are comparable to our plan benefits, coverage under our plans will cease for the executive (and/or his dependents, if any).

- Upon a change in control, executives may be subject to certain excise taxes under Section 280G of the Internal Revenue Code. We have agreed to reimburse the executives for those excise taxes as well as any income and excise taxes payable by the executive as a result of any reimbursements for the 280G excise taxes. While circumstances could exist under which excise tax gross-up payments would be due to the executives, we do not believe that any payments made to an executive as a result of a termination of employment in connection with a change in control occurring on December 31, 2010 would result in the imposition of an excise tax under the Internal Revenue Code. The compensation restrictions under EESA would prohibit the payment of any gross up amounts to the named executive officers while Lakeland Financial is a participant in the Capital Purchase Program.

In exchange for the payments and benefits provided under the Change in Control Agreements, the executives agree to be bound by a two-year restrictive covenant, which will be effective throughout the geographic area within a 60-mile radius from the center of Warsaw, Indiana. The restrictive covenant will prohibit the executive from competing, in any way, with the Company for the two-year period.

Tax Deductibility of Compensation

Lakeland Financial seeks to maximize the tax deductibility of all elements of compensation. Section 162(m) of the Internal Revenue Code will generally disallow a corporate tax deduction for compensation paid to certain officers in excess of $1 million, unless the compensation meets an exception as performance-based compensation. While we try to structure compensation plans and programs to ensure deductibility, we may approve compensation amounts that do not qualify for deductibility when we deem it to be in the best interest of Lakeland Financial. In addition to the previously existing limitations under Section 162(m) of the Internal Revenue Code, EESA added additional limitations which will remain in effect as long as Lakeland Financial is a participant in the Capital Purchase Program. Under the EESA limitations, a company is not entitled to a corporate tax deduction for compensation, including performance-based compensation, in excess of $500,000. The $500,000 limitation is applied on a pro rata basis with respect to calendar years in which Lakeland is a participant under the Capital Purchase Program. When the board of directors determined to participate in the Capital Purchase Program, it was aware of, and factored into its analysis, the potential that that this limitation may impact the corporate tax deductibility of certain compensation.

DIRECTOR COMPENSATION

During 2010, directors who were not employees of Lakeland Financial or Lake City Bank were paid $800 for each board meeting attended and $700 for each committee meeting attended. Each director also received a retainer of $15,000 for service on the board, and the chairperson of the Audit Committee received an additional $4,000, the lead director received an additional $2,000, the chairperson of the Compensation Committee received an additional $2,000 and the chairperson of the Nominating and Governance committee received an additional $1,000.

For 2011, directors who are not employees of Lakeland Financial or Lake City Bank will be paid $1,000 for each board meeting attended and $700 for each committee meeting attended. Each director also received will receive a retainer of $25,000 for service on the board, and the chairperson of the Audit Committee will receive an additional $4,000, the lead director received will receive an additional $2,000, the chairperson of the Compensation Committee received will receive an additional $2,000 and the chairperson of the Nominating and Governance committee received will receive an additional $1,000. Each director of Lakeland Financial is also a director of Lake City Bank and is not compensated separately for service on the bank's board.

Mr. Kubacki and Mr. Findlay, who are directors and also our Chief Executive Officer and President, respectively, are not paid any fees for their service as directors. The directors' fees are reviewed annually by the Compensation Committee.

Additionally, under the 2008 Equity Incentive Plan, directors may be awarded non-qualified stock options at the discretion of the Compensation Committee. Stock options awarded to directors under the plan are subject to the same rules and restrictions as those awarded to named executives. Further, upon a change of control, all options held by participants in the plan become fully exercisable. In 2010, each non-employee director was awarded 500 shares and in 2011 each non-employee director will receive 1,000 shares.

The following table provides information on 2010 compensation for non-employee directors who served during 2010.

Name (a)	Fees earned or paid in cash[1] (b)	Stock awards[2] (c)	Total (d)
Robert E. Bartles, Jr.	$27,600	$9,770	$37,370
Daniel F. Evans, Jr.	8,100	---	8,100
L. Craig Fulmer	40,811	9,770	50,581
Thomas A. Hiatt	25,810	9,770	35,580
Charles E. Niemier	43,870	9,770	53,640
Emily E. Pichon	28,500	9,770	38,270
Richard L. Pletcher	46,082	9,770	55,852
Steven D. Ross	24,200	9,770	33,970
Ronald D. Truex	6,050	---	6,050
M. Scott Welch	38,793	9,770	48,563

(1)   We maintain the Lakeland Financial Corporation Directors Fee Deferral Plan under which non-employee directors are permitted to defer receipt of their directors' fees and earn a rate of return based upon the performance of our stock. The amounts shown in this column include amounts that may have been deferred by the directors. We may, but are not required to, fund the deferred fees into a trust which may hold our stock. The plan is unqualified and the directors have no interest in the trust. The deferred fees and any earnings thereon are unsecured obligations of Lakeland Financial. Any shares held in the trust are treated as treasury shares and may not be voted on any matter presented to shareholders. The number of shares attributable to each director under the plan are set forth in the footnotes to the Beneficial Ownership Table on page 5. No director received preferential or above-market earnings on deferred fees.

(2)   Represents the grant date fair value for restricted stock awards in accordance with ASC 718 - "Compensation-Stock Compensation." See the discussion of equity awards in Note 17 of the Notes to Consolidated Financial Statements for Lakeland Financial's financial statements for the year ended December 31, 2010. The number of shares granted and vested for each director was 500.

ADVISORY (NON-BINDING) VOTE ON EXECUTIVE COMPENSATION

Section 14A of the Securities Exchange Act of 1934, as created by Section 951 of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act"), and the rules and regulations promulgated thereunder require publicly traded companies, such as Lakeland Financial, to permit a separate shareholder vote to approve the compensation of executives as disclosed pursuant to the compensation rules of the Securities and Exchange Commission. In accordance with these requirements, we are providing shareholders with an advisory vote on the compensation of our executive officers.

As described in more detail in the Compensation Discussion and Analysis section of this proxy statement, the overall objectives of Lakeland Financial's compensation programs have been to align executive officer compensation with the success of meeting long-term strategic operating and financial goals. Shareholders are urged to read the Compensation Discussion and Analysis section of this proxy statement, as well as the Summary Compensation Table and other related compensation tables and narrative disclosure that describe the compensation of our named executive officers in 2010. The Compensation Committee and the board of directors believe that the policies and procedures articulated in the Compensation Discussion and Analysis section are effective in implementing our compensation philosophy and achieving its goals, and that the compensation of our executive officers in fiscal 2010 reflects and supports these compensation policies and procedures.

The following resolution is submitted for shareholder approval:

"RESOLVED, that Lakeland Financial Corporation's shareholders approve, on an advisory basis, its executive compensation as described in the section captioned 'Compensation Discussion and Analysis' and the tabular disclosure regarding named executive officer compensation under 'Executive Compensation' contained in the Company's proxy statement dated March 7, 2011."

Approval of this resolution requires the affirmative vote of a majority of the shares voted on this matter at the annual meeting. While this advisory vote on executive compensation, commonly referred to as a "say-on-pay" advisory vote, is required, as provided in Section 14A of the Securities Exchange Act, it is not binding on our board of directors and may not be construed as overruling any decision by the board. However, the Compensation Committee will take into account the outcome of the vote when considering future compensation arrangements.

The board of directors recommends shareholders vote to approve the overall compensation of the our named executive officers by voting "FOR" this proposal. Proxies properly signed and returned will be voted "FOR" this proposal unless shareholders specify otherwise.

ADVISORY (NON-BINDING) VOTE ON FREQUENCY OF SHAREHOLDER VOTES ON EXECUTIVE COMPENSATION

Section 14A of the Securities Exchange Act of 1934, as created by Section 951 of the Dodd-Frank Act, and the rules and regulations promulgated thereunder require publicly traded companies, such as Lakeland Financial, to permit a separate shareholder vote on the frequency with which shareholders shall conduct an advisory say-on-pay vote on executive compensation, such as the proposal above. In accordance with these requirements, we are providing shareholders with an advisory vote on the frequency with which our shareholders will vote on a say-on-pay proposal.

The advisory vote on the frequency of say-on-pay votes is a non-binding vote as to how often say-on-pay votes should occur: every year, every two years, or every three years. In addition to those choices, shareholders may also abstain from voting. Section 14A of the Securities Exchange Act requires us to hold an advisory vote on the frequency of say-on-pay votes at least once every six years.

After careful consideration, our board of directors recommends that future shareholder say-on-pay votes be conducted annually. The board values and encourages constructive input from our shareholders regarding Lakeland Financial's compensation philosophy, policies and practices, and believes it is important that such policies and practices are aligned with the best interests of our shareholders. An annual say-on-pay vote will provide the board and Compensation Committee with useful information on shareholder sentiment about these important matters on the most frequent and consistent basis.

Although the board recommends a say-on-pay vote every year, shareholders are not voting to approve or disapprove the board's recommendation. Rather, shareholders are being asked to vote on the following resolution:

"RESOLVED, that the shareholders of Lakeland Financial Corporation determine, on an advisory basis, that the frequency with which the shareholders shall have an advisory vote on executive compensation set forth in the Company's proxy statement for its annual meeting of shareholders, beginning with the 2011 Annual Meeting of Shareholders, is (i) every year, (ii) every two years, or (iii) every three years."

The choice which receives the highest number of votes will be deemed the choice of the shareholders.

While this advisory vote is required, as provided in Section 14A of the Securities Exchange Act, it is not binding on our board of directors and may not be construed as overruling any decision by the board. However, the Compensation Committee will take into account the outcome of the vote when determining the frequency of future say-on-pay votes.

The board of directors recommends a vote for the EVERY-YEAR frequency alternative. Proxies properly signed and returned will be voted for the EVERY-YEAR frequency unless shareholders specify otherwise. Shareholders are not voting to approve or disapprove the board of director's recommendation. Shareholders may choose among the three choices included in the resolution above, or may abstain for voting on this proposal.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

During 2010, Lake City Bank had extended, and expects to continue to extend, loans to its directors and officers and to their related interests. Such loans were, and will continue to be, made only upon the same terms, conditions, interest rates, and collateral requirements as those prevailing at the same time for comparable loans extended from time to time to other, unrelated borrowers. Loans to directors and officers do not and will not involve greater risks of collectibility, or present other unfavorable features, than loans to other borrowers. All such loans are approved by the Lake City Bank board of directors in accordance with the bank regulatory requirements.

Additionally, pursuant to the Corporate Governance Committee Charter, the committee evaluates and pre-approves any non-lending, material transaction between Lakeland Financial and any director or officer. The charter does not provide any thresholds as to when a proposed transaction needs to be pre-approved, but the committee evaluates those proposed transactions that may affect a director's independence or create a perception that the transaction was not fair to Lakeland Financial or not done at arm's length. Generally, transactions which would not require disclosure in our proxy statement under SEC rules (without regard to the amount involved) do not require the committee's pre-approval. A director may not participate in any discussion or approval by the committee of any related party transaction with respect to which he or she is a related party, but must provide to the committee all material information reasonably requested concerning the transaction.

AUDIT COMMITTEE REPORT

The Audit Committee assists the board in carrying out its oversight responsibilities for our financial reporting process, audit process and internal controls. The Audit Committee also reviews the audited financial statements and recommends to the board that they be included in our annual report on Form 10-K. As of December 31, 2010, the committee was comprised solely of independent directors.

The Audit Committee has reviewed and discussed our audited financial statements for the fiscal year ended December 31, 2010 with our management and Crowe Horwath LLP, our independent registered public accounting firm. The committee has also discussed with Crowe Horwath the matters required to be discussed by SAS 61 (Codification for Statements on Auditing Standards) as well as having received and discussed the written disclosures and the letter from Crowe Horwath required by the Public Company Accounting Oversight Board Rule 3526, communication with Audit Committees concerning independence. Based on the review and discussions with management and Crowe Horwath, the committee has recommended to the board that the audited financial statements be included in our annual report on Form 10-K for the fiscal year ending December 31, 2010 for filing with the Securities and Exchange Commission.

Submitted by:

Robert E. Bartels, Jr.
Charles E. Niemier
Emily E. Pichon
Richard L. Pletcher
M. Scott Welch

Members of the Audit Committee

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders are also being asked to ratify the appointment of Crowe Horwath LLP as our independent registered public accounting firm for the year ending December 31, 2011. If the appointment of Crowe Horwath is not ratified by shareholders, the matter of the appointment of an independent registered public accounting firm will be considered by the Audit Committee and board of directors. A representative of Crowe Horwath is expected to be present at the annual meeting and will have an opportunity to make a statement, if they so desire, as well as to respond to appropriate questions that may be asked by shareholders.

Accountant Fees

Audit Fees. The aggregate fees billed or expected to be billed by Crowe Horwath LLP for its audit of Lakeland Financial's annual financial statements for fiscal years 2010 and 2009, for its required reviews of our unaudited interim financial statements included in our Form 10-Qs filed during fiscal 2010 and 2009, for the integrated audit of internal control over financial reporting as required under Section 404 of the Sarbanes-Oxley Act and for consents and assistance with documents filed with the SEC, including requirements related to the issuance of common stock were $301,500 and $359,500, respectively.

Audit-Related Fees. The aggregate audit-related fees billed by Crowe Horwath LLP for fiscal years 2010 and 2009 were $31,376 and $31,687, respectively. The services included employee benefit plan audits and accounting and financial reporting-related consultations.

Tax Fees. The aggregate fees for tax-related services billed by Crowe Horwath for fiscal years 2010 and 2009 were $50,200 and $49,725, respectively, for professional services rendered for tax compliance, tax advice and tax planning. The services provided included assistance with the preparation of Lakeland Financial's tax return and guidance with respect to estimated tax payments and for assistance relating to maintaining a real estate investment trust.

All Other Fees. The aggregate fees for other services billed by Crowe Horwath for fiscal years 2010 and 2009 were $55,050 and $67,597, for professional services rendered for assistance with Bank Secrecy Act reviews, regulatory compliance reviews and training, other business planning consulting and software license fees. We did not incur any other fees from Crowe Horwath for fiscal years 2010 and 2009 other than the fees reported above.

The Audit Committee, after consideration of the matter, does not believe the rendering of these services by Crowe Horwath to be incompatible with maintaining Crowe Horwath's independence as our independent registered public accounting firm.

Audit Committee Pre-Approval Policy

Among other things, the Audit Committee is responsible for appointing, setting compensation for and overseeing the work of the independent registered public accounting firm. The Audit Committee's policy is to pre-approve all audit and permissible non-audit services provided by Crowe Horwath and all such services provided in 2009 and 2010 were pre-approved. These services include audit and audit-related services, tax services, and other services. Crowe Horwath and management are required to periodically report to the Audit Committee regarding the extent of services provided by Crowe Horwath in accordance with this pre-approval, and the fees for the services performed to date. The Audit Committee may also pre-approve particular services on a case-by-case basis that the committee had not already specifically approved.

ANNUAL REPORT AND FINANCIAL STATEMENTS

A copy of our Annual Report to Shareholders for the 2010 fiscal year, which also includes our Annual Report on Form 10-K for the fiscal year ended December 31, 2010 (including financial statements), accompanies this proxy statement.

Michael L. Kubacki
Chairman and Chief Executive Officer

March 7, 2011
Warsaw, Indiana

**PROXY FOR COMMON SHARES SOLICITED ON BEHALF OF THE BOARD
OF DIRECTORS FOR THE ANNUAL MEETING OF SHAREHOLDERS OF
LAKELAND FINANCIAL CORPORATION TO BE HELD ON APRIL 12, 2011**

The undersigned hereby appoints David M. Findlay and Michael L. Kubacki, or either one of them acting in the absence of the other, with power of substitution, attorneys and proxies, for and in the name and place of the undersigned, to vote the number of common shares that the undersigned would be entitled to vote if then personally present at the annual meeting of shareholders, to be held at Elcona Country Club located at 56784 County Road 21, Bristol, Indiana, on the 12th day of April, 2011, at 4:00 p.m., or any adjournments or postponements of the meeting, upon the matters set forth in the notice of annual meeting and proxy statement, receipt of which is hereby acknowledged, as follows:

1.   **ELECTION OF DIRECTORS:**

                FOR all nominees listed below (except   **WITHHOLD AUTHORITY**
                as marked to the contrary below)   to vote for all nominees listed below

                        ☐   ☐

        (INSTRUCTIONS: TO WITHHOLD AUTHORITY TO VOTE FOR ANY INDIVIDUAL NOMINEE, STRIKE A LINE THROUGH THE NOMINEE'S NAME IN THE LIST BELOW.)

        Term Expires 2014: Robert E. Bartels, Jr., Thomas A. Hiatt, Michael L. Kubacki, Steven D. Ross and M. Scott Welch

2.   **RATIFY THE APPOINTMENT OF CROWE HORWATH LLP** as the Company's independent registered public accounting firm for the year ending December 31, 2011.

        ☐   ☐   ☐
        For   Against   Abstain

3.   **APPROVAL of an advisory vote on executive compensation.**

        ☐   ☐   ☐
        For   Against   Abstain

4.   **APPROVAL of an advisory vote on the frequency of executive compensation votes.**

        ☐   ☐   ☐
        For   Against   Abstain

5.   In accordance with their discretion, upon all other matters that may properly come before said meeting and any adjournments or postponements of the meeting.

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED SHAREHOLDER. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED FOR THE NOMINEES LISTED UNDER PROPOSAL 1 AND FOR PROPOSALS 2, 3 and 4.

Dated:_____, 2011

Signature(s)_____

_____

NOTE: PLEASE DATE PROXY AND SIGN IT EXACTLY AS NAME OR NAMES APPEAR ABOVE. ALL JOINT OWNERS OF SHARES SHOULD SIGN. STATE FULL TITLE WHEN SIGNING AS EXECUTOR, ADMINISTRATOR, TRUSTEE, GUARDIAN, ETC. PLEASE RETURN SIGNED PROXY IN THE ENCLOSED ENVELOPE.